UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 17, 2005
BHP Billiton Plc
(Translation of registrant’s name into English)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 17 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary

Financial Statements

Contents		Page

Consolidated Profit and Loss Account		78
Consolidated Statement of Total Recognised Gains and Losses		79
Consolidated Balance Sheet		80
Consolidated Statement of Cash Flows		81
Dual Listed Companies Structure and Basis of Preparation of Financial Statements		83
Accounting Policies		84

Notes to Financial Statements
1	Principal subsidiaries, joint ventures and joint arrangements	90
2	Exceptional items	93
3	Acquired operations	95
4	Analysis by business segment	99
5	Analysis by geographical segment	101
6	Reconciliation of net operating assets	102
7	Net operating costs	102
8	Net interest and similar items payable	104
9	Employees	104
10	Taxation	105
11	Dividends	109
12	Earnings per share	110
13	Intangible assets	111
14	Tangible fixed assets	111
15	Fixed asset investments	112
16	Stocks	113
17	Debtors	113
18	Current asset investments	113
19	Creditors — amounts falling due within one year	114
20	Creditors — amounts falling due after more than one year	115
21	Provisions for liabilities and charges	116
22	Called up share capital and contributed equity	117
23	Employee share ownership plans	119
24	Reserves	124
25	Reconciliation of movements in shareholders’ funds	124
26	Commitments	125
27	Pensions and post-retirement medical benefits	126
28	Analysis of movements in net debt	134
29	Financial instruments	135
30	Related parties	147
31	Specified executives	148
32	Contingent liabilities	150
33	BHP Billiton Plc (unconsolidated parent company)	151
34	US Generally Accepted Accounting Principles disclosures	154
35	Impact of adopting International Financial Reporting Standards	170
BHP Billiton Plc Financial Statements 2005

Consolidated Profit and Loss Account
for the year ended 30 June 2005

		2005					2004			2003
		Continuing
		Operations		Total
		excluding		Continuing			Continuing			Continuing
		acquisitions		Operations			Operations			Operations
		and		excluding	Exceptional		excluding	Exceptional		excluding	Exceptional
		exceptional	Acquisitions	exceptional	items		exceptional	items		exceptional	items
		items	(note 3)	items	(note 2)	Total	items	(note 2)	Total	items	(note 2)	Total
	Notes	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Turnover (including share of joint ventures and associates)
Group production		24 611	248	24 859	—	24 859	18 283	—	18 283	14 124	—	14 124
Third party products	4	6 945	—	6 945	—	6 945	6 660	—	6 660	3 382	—	3 382

	4,5	31 556	248	31 804	—	31 804	24 943	—	24 943	17 506	—	17 506
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 217)	—	(2 217)	—	(2 217)	(2 056)	—	(2 056)	(1 898)	—	(1 898)

Group turnover	5	29 339	248	29 587	—	29 587	22 887	—	22 887	15 608	—	15 608
Net operating costs (a)	7	(20 992)	(213)	(21 205)	(79)	(21 284)	(17 960)	66	(17 894)	(12 554)	—	(12 554)

Group operating profit/(loss)		8 347	35	8 382	(79)	8 303	4 927	66	4 993	3 054	—	3 054

Share of operating profit of joint ventures and associates	4,5,15	799	—	799	—	799	425	—	425	358	—	358

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		9 146	35	9 181	(79)	9 102	5 352	66	5 418	3 412	—	3 412

Comprising:											—
Group production		9 032	35	9 067	(79)	8 988	5 319	66	5 385	3 361	—	3 361
Third party products	4	114	—	114	—	114	33	—	33	51	—	51

		9 146	35	9 181	(79)	9 102	5 352	66	5 418	3 412	—	3 412
Income from other fixed asset investments		37	—	37	—	37	35	—	35	16	—	16
Profit on sale of fixed assets		112	—	112	56	168	95	—	95	46	—	46
Profit on sale of operations		—	—	—	242	242	6	—	6	7	—	7
Loss on termination of operations	2	—	—	—	(387)	(387)	—	(534)	(534)	—	—	—
Loss on sale of Discontinued Operations	2	—	—	—	—	—	—	—	—	—	(19)	(19)

Profit/(loss) before net interest and similar items payable and taxation	4,5	9 295	35	9 330	(168)	9 162	5 488	(468)	5 020	3 481	(19)	3 462
Net interest and similar items payable
Group	8			(383)	—	(383)	(407)	—	(407)	(444)	—	(444)
Joint ventures and associates	4,8			(38)	—	(38)	(95)	—	(95)	(93)	—	(93)

Profit/(loss) before taxation	4,5			8 909	(168)	8 741	4 986	(468)	4 518	2 944	(19)	2 925
Taxation	10			(2 215)	104	(2 111)	(1 379)	337	(1 042)	(984)	—	(984)

Profit/(loss) after taxation				6 694	(64)	6 630	3 607	(131)	3 476	1 960	(19)	1 941
Equity minority interests				(182)	(50)	(232)	(97)	—	(97)	(40)	—	(40)

Profit/(loss) for the financial year (attributable profit)				6 512	(114)	6 398	3 510	(131)	3 379	1 920	(19)	1 901
Dividends to shareholders	11			(1 695)	—	(1 695)	(1 617)	—	(1 617)	(900)	—	(900)

Retained profit/(loss) for the financial year	24			4 817	(114)	4 703	1 893	(131)	1 762	1 020	(19)	1001

Earnings per ordinary share (basic) (US cents)	12			106.4	(1.9)	104.5	56.4	(2.1)	54.3	30.9	(0.3)	30.6
Earnings per ordinary share (diluted) (US cents)	12			105.8	(1.9)	103.9	56.2	(2.1)	54.1	30.9	(0.3)	30.6

Dividend per ordinary share (US cents)	11					28.0			26.0			14.5

(a)	Exceptional items include US$50 million of net operating costs relating to the acquisition of WMC Resources Ltd. Refer note 2.
The accompanying notes form part of these financial statements.
BHP Billiton Plc Financial Statements 2005

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 June 2005

		Group		Joint ventures and associates				Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Attributable profit for the financial year (a)	5 834	3 156	1 737	564	223	164	6 398	3 379	1 901
Exchange gains on foreign currency net investments (b)	7	48	67	—	—	—	7	48	67

Total recognised gains for the financial year	5 841	3 204	1 804	564	223	164	6 405	3 427	1 968

Prior year adjustment arising from the change in accounting policy in 2004	—	84	—	—	—	—	—	84	—

Total recognised gains since last annual report	5 841	3 288	1 804	564	223	164	6 405	3 511	1 968

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$nil (2004: US$nil; 2003: US$25 million) relating to associated companies.

(b)	Exchange gains on foreign currency net investments include net exchange gains on designated foreign currency borrowings, which hedge overseas investments, of US$nil (2004: US$nil; 2003: US$7 million) and associated tax expense of US$nil (2004: US$nil; 2003: US$2 million).
The accompanying notes form part of these financial statements.
BHP Billiton Plc Financial Statements 2005

Consolidated Balance Sheet
as at 30 June 2005

		2005	2004
	Notes	US$M	US$M

Fixed assets
Intangible assets
Goodwill	13	17	34

		17	34

Tangible assets	14	30 347	20 945
Investments
Joint ventures — share of gross assets		2 810	2 951
Joint ventures — share of gross liabilities		(1 285)	(1 582)

	15	1 525	1 369

Loans to joint ventures and other investments	15	182	361

Total fixed assets		32 071	22 709

Current assets
Stocks	16	2 568	1 760
Debtors
Amounts due within one year	17	3 611	2 924
Amounts due after more than one year	17	2 068	1 482

		5 679	4 406

Investments	18	212	167
Cash including money market deposits	28	1 418	1 818

Total current assets		9 877	8 151
Creditors — amounts falling due within one year	19	(8 994)	(4 935)

Net current assets		883	3 216

Total assets less current liabilities		32 954	25 925
Creditors — amounts falling due after more than one year	20	(8 555)	(5 987)
Provisions for liabilities and charges	21	(6 910)	(5 558)

Net assets		17 489	14 380
Equity minority interests		(336)	(342)

Attributable net assets		17 153	14 038

Capital and reserves
Called up share capital — BHP Billiton Plc	22	1 234	1 234
Share premium account	24	518	518
Contributed equity — BHP Billiton Limited	22	1 611	1 851
Profit and loss account	24	13 798	10 461
Interest in shares of BHP Billiton	25	(8)	(26)

Equity shareholders’ funds	25	17 153	14 038

The financial statements were approved by the Board of Directors on 8 September 2005 and signed on its behalf by:

Don Argus	Charles Goodyear
Chairman	Chief Executive Officer
The accompanying notes form part of these financial statements.
BHP Billiton Plc Financial Statements 2005

Consolidated Statement of Cash Flows
for the year ended 30 June 2005

		2005	2004 (b)	2003 (b)
	Notes	US$M	US$M	US$M

Net cash inflow from Group operating activities(a)		10 628	6 566	4 834

Dividends received from joint ventures and associates		255	203	197

Interest paid		(353)	(347)	(383)
Dividends paid on redeemable preference shares		(25)	(23)	(28)
Interest received		79	78	36
Other dividends received		37	35	15
Dividends paid to equity minority interests		(238)	(75)	(38)

Net cash outflow from returns on investments and servicing of finance		(500)	(332)	(398)

Taxation paid		(1 695)	(1 337)	(1 002)

Available cash flow		8 688	5 100	3 631

Purchases of tangible fixed assets		(3 831)	(2 589)	(2 571)
Exploration expenditure		(533)	(454)	(348)
Disposals of tangible fixed assets		155	157	99
Purchase of investments and funding of joint ventures		(42)	(35)	(95)
Sale of investments and repayments by joint ventures (c)		227	89	560

Net cash outflow from capital expenditure and financial investment		(4 024)	(2 832)	(2 355)

Investment in subsidiaries		(6 594)	—	—
Cash acquired from investment in subsidiaries		40	—	—
Disposal or sale of subsidiaries and operations		563	53	358
Cash transferred on disposal or sale of subsidiaries and operations		(90)	(5)	(86)
Disposal of joint ventures and associates		202	131	133

Net cash (outflow)/inflow from acquisitions and disposals		(5 879)	179	405

Net cash flow before equity dividends paid, management of liquid resources and financing		(1 215)	2 447	1 681
Equity dividends paid		(1 404)	(1 501)	(830)

Net cash flow before management of liquid resources and financing		(2 619)	946	851

Net cash inflow/(outflow) from management of liquid resources	28	998	(178)	(665)

Finance lease obligations		(22)	(9)	—
Debt due within one year — repayment of loans		(1 933)	(854)	(2 718)
Debt due within one year — drawdowns		2 651	256	1 435
Debt due after more than one year — repayment of loans		(42)	(482)	(1 438)
Debt due after more than one year — drawdowns		3 103	254	2 263

Net cash inflow/(outflow) from debt and finance leases		3 757	(835)	(458)
Share repurchase scheme — BHP Billiton Plc		—	—	(20)
Share repurchase scheme — BHP Billiton Limited		(1 792)	—	—
Purchase of shares by ESOP trusts		(47)	(25)	(6)
Issue of shares		66	76	172

Net cash inflow/(outflow) from financing		1 984	(784)	(312)

Increase/(decrease) in cash in the financial year		363	(16)	(126)

BHP Billiton Plc Financial Statements 2005

Consolidated Statement of Cash Flows continued
for the year ended 30 June 2005

		2005	2004 (b)	2003 (b)
	Notes	US$M	US$M	US$M

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		363	(16)	(126)
Net cash flow from debt and finance leases		(3 757)	835	458
Net cash flow from management of liquid resources		(998)	178	665

(Increase)/decrease in net debt arising from cash flows		(4 392)	997	997
Money market deposits and loans acquired with subsidiaries		(381)	—	—
Loans transferred on disposal of operations		48	—	—
Other non-cash movements	28	—	(31)	232
Increase in net debt from exchange adjustments	28	(18)	(104)	(146)

(Increase)/decrease in net debt		(4 743)	862	1083
Net debt at beginning of the financial year	28	(4 965)	(5 827)	(6 910)

Net debt at end of the financial year	28	(9 708)	(4 965)	(5 827)

(a)	Net cash inflow from Group operating activities

	2005	2004	2003
	US$M	US$M	US$M

Group operating profit	8 303	4 993	3 054
Depreciation and amortisation	1 952	1 751	1 648
Impairment of assets	16	116	73
Employee share awards	116	96	70
Net exploration charge (excluding impairment of assets)	353	284	248
Increase in stocks	(393)	(356)	(250)
Increase in debtors	(631)	(734)	(286)
Increase in creditors	711	365	104
Increase in provisions	199	48	128
Other items	2	3	45

Net cash inflow from Group operating activities	10 628	6 566	4 834

(b)	Restated — refer note 28.
(c)	The impact on the BHP Billiton Group’s cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash (outflow)/inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.
The accompanying notes form part of these financial statements.
BHP Billiton Plc Financial Statements 2005

Dual Listed Companies Structure and Basis of Preparation of Financial Statements
Merger terms
On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.
The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:
•	the shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both Groups;
•	the shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;
•	BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives;
•	dividends and capital distributions made by the two Companies are equalised; and
•	BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.
If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.
The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.
Treatment of the DLC merger for accounting purposes
Under UK Generally Accepted Accounting Principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiaries in accordance with the requirements of s227(5) of the Companies Act 1985.
The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards as this is its substance. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.
BHP Billiton Plc Financial Statements 2005

Accounting Policies
Basis of accounting
The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice (‘SORP’) ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985. The financial statements of the BHP Billiton Group include the combination of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. In preparing the financial statements of the BHP Billiton Group, the effects of transactions between entities within the BHP Billiton Group have been eliminated.
A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 34.
The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior two years. The accounting policy for employee share awards was changed in the prior year. The impact of the change on the 2003 profit and loss account was immaterial and accordingly this was not restated.
Currency of presentation
All amounts are expressed in US dollars unless otherwise stated.
Acquisitions, disposals and goodwill
On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable assets and liabilities of the subsidiary undertaking.
Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which values cannot be reliably determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.
Where the fair value of the consideration paid exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the identifiable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against the profit and loss account reserve.
On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves and/or the unamortised balance of any goodwill capitalised.
Joint ventures
A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. Joint management of these ventures is not necessary to create joint control provided that in practice each relevant venturer’s consent is required for strategic decisions.
Investments in joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by the BHP Billiton Group’s proportionate share of the results of the venture less the amortisation of any attributable goodwill on acquisition.
Joint arrangements
The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.
The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint arrangement.
Foreign currencies
The BHP Billiton Group’s reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.
Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.
BHP Billiton Plc Financial Statements 2005

Accounting Policies continued
Profit and loss accounts of subsidiaries, joint ventures and joint arrangements which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint arrangements, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.
Turnover
Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.
In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.
In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.
Turnover is not reduced for royalties and other taxes payable from production.
The BHP Billiton Group differentiates sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.
Exploration, evaluation and development expenditure
Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.
In respect of minerals, exploration and evaluation expenditure is predominantly charged to the profit and loss account as incurred. In limited circumstances such expenditure is capitalised when:
•	it is expected that the expenditure will be recouped by future exploitation or sale; and
•	substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.
In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:
•	significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;
•	administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;
•	all other exploration and evaluation expenditure is charged against the profit and loss account except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;
•	exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and
•	when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a units of production basis.
Deferred overburden removal costs
Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.
Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.
As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.
Research and development expenditure
Expenditure for research is included in the profit and loss account as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.
BHP Billiton Plc Financial Statements 2005

Accounting Policies continued
Net interest cost
Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.
Tangible fixed assets
Valuation
Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 ‘Tangible Fixed Assets’, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations were made.
Fixed assets are assessed to ensure carrying amounts do not exceed estimated recoverable amounts. The assessment of capitalised exploration and evaluation expenditure is described above. For other fixed assets, the carrying amount of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down based on the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.
Mineral rights
Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.
Mineral leases
The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.
Depreciation, depletion and amortisation
The carrying amount of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of tangible fixed assets are depreciated on a units of production and/or straight-line basis as follows:

•	Buildings	—	25 to 50 years straight-line

•	Freehold land	—	not depreciated

•	Plant, machinery and equipment	—	4 to 30 years straight-line

•	Mineral rights	—	based on the estimated life of reserves on a units of production basis

•	Exploration, evaluation and development expenditure of minerals assets and other mining assets	—	over the life of the proven and probable reserves on a units of production basis

•	Petroleum interests	—	over the life of the proved developed oil and gas reserves on a units of production basis

•	Leasehold land and buildings	—	over the life of the lease up to a maximum of 50 years

•	Vehicles	—	3 to 5 years straight-line

•	Capitalised leased assets	—	up to 50 years or life of lease, whichever is shorter

•	Computer systems	—	up to 8 years straight-line
Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.
Other
The cost of tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.
BHP Billiton Plc Financial Statements 2005

Accounting Policies
Leases
Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.
The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.
Operating lease assets are not capitalised and rental payments are generally charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.
Other investments
Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.
Current asset investments are valued at the lower of cost and net realisable value and dividends are credited to profit on a receivable basis. Interest is included in the profit and loss account on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.
Stocks
Stocks, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.
Deferred taxation
Tax-effect accounting is applied in respect of corporation tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax and deferred tax assets represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are taxable or deductible for corporation tax or resource rent tax purposes. Full provision is made, except as follows:
•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;
•	deferred tax is not recognised on the difference between carrying amounts and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and
•	deferred tax assets are recognised only where it is more likely than not that they will be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.
Provision for employee benefits
Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s share of debtors and creditors, including obligations for funding shortfalls, have been recognised.
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Employee share awards
The estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting (where there are no Performance Hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders’ funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.
BHP Billiton Plc Financial Statements 2005

Accounting Policies
Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in shareholders’ funds as ‘Interest in shares of BHP Billiton’, and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.
Pension costs and other post-retirement benefits
The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.
Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.
Decommissioning, site restoration and environmental provisions
BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.
The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in net interest and similar items payable. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the profit and loss account on a prospective basis over the remaining life of the operation.
The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforeseen events gives rise to a loss which is probable and reliably estimable.
The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the profit and loss account as incurred.
Financial instruments
The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.
When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.
When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be taken to the profit and loss account whether or not such derivative is terminated.
When a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a)	deferred and included in the measurement of the anticipated transaction when it occurs; or
(b)	taken to the profit and loss account where the anticipated transaction is no longer expected to occur.
The premiums paid on interest rate options and foreign currency put and call options are included in debtors and are deferred and included in the settlement of the underlying transaction.
BHP Billiton Plc Financial Statements 2005

Accounting Policies continued
Use of estimates
The preparation of the BHP Billiton Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
Rounding of amounts
Amounts in the financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.
Comparatives
Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.
Exchange rates
The following exchange rates against the US dollar have been applied in these financial statements.

	Average	Average	Average	As at	As at
	2005	2004	2003	30 June 2005	30 June 2004

Australian dollar (a)	0.75	0.71	0.58	0.76	0.69
Brazilian real	2.73	2.94	3.31	2.36	3.11
Canadian dollar	1.25	1.35	1.51	1.23	1.35
Chilean peso	595	634	718	579	637
Colombian peso	2 454	2 779	2 804	2 329	2 699
South African rand	6.21	6.89	9.03	6.67	6.27
Euro	0.79	0.84	0.96	0.83	0.83
UK pound sterling	0.54	0.58	0.63	0.55	0.56

(a)	Displayed as US$ to A$1 based on common convention.
BHP Billiton Plc Financial Statements 2005

Note to Financial Statements
1 Principal subsidiaries, joint ventures and joint arrangements
Subsidiary undertakings
The principal subsidiary undertakings (those which principally affect the profit or net assets) of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc, are as follows:

			BHP Billiton Group’s effective interest
	Country of		2005	2004
Name	incorporation	Principal activity	%	%

BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad — 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	—
Samancor Limited	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd)	Australia	Fertiliser production	100	—
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
1 Principal subsidiaries, joint ventures and joint arrangements continued
Subsidiary undertakings (continued)

			BHP Billiton Group’s
			effective interest
	Country of		2005	2004
Name	incorporation	Principal activity	%	%

WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	—
WMC Finance Ltd	Australia	Finance	100	—
WMC Finance (USA) Ltd	Australia	Finance	100	—
WMC Resources Ltd	Australia	Nickel mining, smelting and refining and administrative services	100	—
WMC Resources Marketing Ltd	Canada	Marketing	100	—

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
Joint ventures
The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest
	Country of		2005	2004
Name	incorporation	Principal activity	%	%

Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cerrejon Coal Corporation	Colombia	Coal mining	33	33
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Coal Marketing Company	Ireland	Coal marketing	33	33
Hi-Fert Pty Ltd	Australia	Distribution and marketing of fertiliser	33.3	—
Richards Bay Minerals (a)	South Africa	Mineral sands mining and processing	50	50
Minera Antamina SA	Peru	Copper and zinc mining	33.75	33.75
Integris Metals Inc (b)	US	Metals distribution	—	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50

(a) Richards Bay Minerals comprises two legal entities as follows:

			BHP Billiton Group’s effective interest
	Country of		2005	2004
Name	incorporation	Principal activity	%	%

Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Production of titanium dioxide slag, zircon and rutile	49.45	49.45

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.
(b)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc. Refer note 15.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
1 Principal subsidiaries, joint ventures and joint arrangements continued
Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s
			effective interest
			2005	2004
Name	Country of operation	Principal activity	%	%

Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	—	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c — Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
2 Exceptional items

	Gross	Tax	Net
Year ended 30 June 2005	US$M	US$M	US$M

Exceptional items by category
Sale of equity interest in North West Shelf Project	56	—	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	108	(6)	102
Restructuring provisions	(79)	23	(56)
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(168)	104	(64)

Exceptional items by Customer Sector Group
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Diamonds and Specialty Products	(6)	1	(5)
Energy Coal	(93)	27	(66)
Stainless Steel Materials	103	(5)	98
Group and unallocated items	(47)	15	(32)

Total by Customer Sector Group	(168)	104	(64)

Sale of equity interest in North West Shelf Project

During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).
Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).
Disposal of Chrome operations

Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).
The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.
Restructuring provisions

The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).
Termination of operations

The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.
Closure plans

As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
2 Exceptional items continued

	Gross	Tax	Net
Year ended 30 June 2004	US$M	US$M	US$M

Exceptional items by category
Introduction of tax consolidation regime in Australia	—	95	95
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	—	238	238
Closure plans	(534)	22	(512)

Total by category	(468)	337	(131)

Exceptional items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299

Total by Customer Sector Group	(468)	337	(131)

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.
Litigation settlement

In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.
US and Canadian taxation deductions

During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.
Closure plans

During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group’s Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

	Gross	Tax	Net
Year ended 30 June 2003	US$M	US$M	US$M

Exceptional items by category
Loss on sale of 6% interest in BHP Steel	(19)	—	(19)

Total by category	(19)	—	(19)

Exceptional items by Customer Sector Group		—
Discontinued Operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

Loss on sale of 6 per cent interest in BHP Steel
     Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations
On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptances for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.
WMC was one of Australia’s leading resources companies. WMC’s major assets are:
•	the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

•	an integrated nickel mining, refining and smelting business with operations in Western Australia;

•	the Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

•	the Corridor Sands mineral sands project in Mozambique.
Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue streams for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.
The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.
WMC’s fertiliser operations consist of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc- and sulphur-coated products.
WMC’s Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.
BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:
•	WMC’s nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complement BHP Billiton’s existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

•	BHP Billiton now operates two of the world’s four largest copper deposits. BHP Billiton’s track record in developing and operating Escondida, the world’s largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

•	BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton’s existing energy portfolio of oil, gas and coal.

•	BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.
Excluding exceptional items, for the period since acquisition to 30 June 2005, turnover of US$248 million and operating profit of US$35 million are included in the consolidated profit and loss account as continuing operations — acquisitions. Including exceptional items of US$50 million for restructuring provisions, the operating loss since acquisition is US$15 million.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations continued
The following table details the fair value of the net assets acquired:

			Provisional
		Adjustment for	fair value	Provisional fair
	Book value	accounting policies	adjustments	value
	US$M	US$M	US$M	US$M

Tangible fixed assets	4 428	—	2 708	7 136
Investments	36	—	(9)	27
Stocks	520	(21)	(15)	484
Debtors	513	—	(183)	330
Cash including money market deposits	407	—	21	428
Creditors — amounts falling due within one year	(419)	—	48	(371)
Creditors — amounts falling due after more than one year	(1 243)	—	503	(740)
Provisions for liabilities and charges	(268)	(47)	250	(65)

Net assets acquired	3 974	(68)	3 323	7 229

Total cost of acquisition satisfied by the following consideration:

Cash paid				6 594
Cash payable				635

				7 229

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ending 30 June 2006.
The material provisional fair value adjustments principally relate to:
•	Tangible fixed assets reflecting the fair value of mineral assets, together with revaluation for property, plant and equipment representing replacement cost and estimated remaining useful lives.
•	Investments have been revalued to reflect current market values.
•	Inventories have been revalued primarily for low grade ore stock.
•	Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised.
•	Provisions include the recognition of accumulated unfunded pension liabilities.
•	Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.
A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies. Additional accounting policy changes arise on the application of UK GAAP and relate to:
•	BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits, and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.
•	Under BHP Billiton’s accounting policy, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.
At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for BHP Billiton.
Since the acquisition, WMC’s cash flows have contributed US$16 million to the Group’s net cash inflow from operating activities, US$nil for taxation, US$50 million outflow for capital expenditure and financial investment, US$5 million inflow for liquid resources and US$2 million inflow for financing.
The net operating assets acquired have primarily been allocated to the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products business segments.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations continued
The unaudited profit and loss account and statement of total recognised gains and losses of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for the period prior to acquisition by BHP Billiton, were as follows:
Profit and loss account for the period 1 January 2005 to 3 June 2005

2005
US$M

Turnover	1 268

Operating profit	383

Profit before tax	394
Taxation	(108)

Profit after taxation	286
Equity minority interests	—
Dividends to shareholders	(182)

Retained profit for the financial period	104

Statement of total recognised gains and losses for the period 1 January 2005 to 3 June 2005

2005
US$M

Attributable profit for the financial period	286
Exchange gains and losses on foreign currency net assets	2

Total recognised gains for the financial period	288

The amounts included in the tables above are the Australian dollar values of WMC profit and loss amounts and recognised gain and loss amounts converted to US dollars at an average rate for the period of A$1 = US$0.7739.
Profit and loss account for the year ended 31 December 2004
For the year ended 31 December 2004, WMC reported an audited post tax-profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for that financial year.
Unaudited pro-forma financial information
The following tables summarise the unaudited pro-forma consolidated results of operations of the BHP Billiton Group for the years ended 30 June 2004 and 2005 assuming that the acquisition of WMC occurred as of 1 July in each year. WMC’s statutory year end was 31 December. The unaudited pro-forma financial information uses WMC data for the months corresponding to BHP Billiton Group’s 30 June year end. This unaudited pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of the BHP Billiton Group’s future consolidated results of operations or financial position. The integration of WMC into the BHP Billiton Group was not completed at June 2005. Accordingly, this pro-forma financial information does not include all costs related to the integration. We also expect to realise operating synergies. The pro-forma information does not reflect these potential expenses and synergies.

		Pro-forma	Pro-forma
	BHP Billiton	adjustments for WMC	consolidated entity
Year ended 30 June 2005	US$M	US$M	US$M

Group turnover	29 587	2 851	32 438
Profit/(loss) for the financial year (attributable profit)	6 398	263	6 661

Earnings per share
Basic earnings per share (US cents)	104.5	0.0	104.5
Diluted earnings per share (US cents)	103.9	0.0	103.9
Basic earnings per ADS (US cents)(a)	209.0	0.1	209.1
Diluted earnings per ADS (US cents)(a)	207.8	0.1	207.9

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
3 Acquired Operations continued

		Pro-forma	Pro-forma
	BHP Billiton	adjustments for WMC	consolidated entity
Year ended 30 June 2004	US$M	US$M	US$M

Group turnover	22 887	2 536	25 423
Profit / (loss) for the financial year (attributable profit)	3 379	25	3 404

Earnings per share
Basic earnings per share (US cents)	54.3	0.0	54.3
Diluted earnings per share (US cents)	54.1	0.0	54.1
Basic earnings per ADS (US cents)(a)	108.6	0.0	108.6
Diluted earnings per ADS (US cents)(a)	108.2	0.0	108.2

(a) For the periods presented, each American Depositary Share (ADS) represents two ordinary shares.
The pro-forma amounts represent the historical operating results of WMC, reported in accordance with WMC’s accounting policies. Adjustments have been made to depreciation and amortisation, interest expense and income taxes to give effect to the acquisition at the dates presented. Non-recurring items have been excluded from the WMC reported pro-forma results of operations.
Australian dollar amounts have been converted to US dollars based on a convenience translation using an average rate of A$1 = US$0.7528 for 2005 and A$1 = US$0.7133 for 2004.
The pro-forma adjustments are based on the US dollar purchase price and subsequent allocation of purchase price as at 3 June 2005 and have not been retranslated as at the pro-forma acquisition dates noted above.
Pro-forma adjustments have been made to depreciation and amortisation to reflect the increased charge arising from the allocation of the purchase price to property, plant and equipment and acquired mining rights and to interest expense to reflect the additional borrowings required to fund the acquisition. No pro-forma adjustment has been made to reflect the earnings impact of recognising hedging and financial instruments at their fair value as if the acquisition had occurred on the dates noted above.
The pro-forma amounts are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the applicable periods presented. The pro-forma adjustments are based upon currently available information and estimates and assumptions. In addition, the pro-forma amounts are not necessarily indicative of operating results in future periods, in which the Group might realise revenue enhancements and costs savings.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
4 Analysis by business segment

			Net	Depreciation	Other significant
		Profit/(loss)	operating assets	and	non-cash	Capital
	Turnover	before taxation (a)	(note 6)	amortisation	items (b)	expenditure
	US$M	US$M	US$M	US$M	US$M	US$M

Group including joint ventures and associates (a)
Year ended 30 June 2005
Petroleum	5 970	1 830	4 435	616	6	946
Aluminium	5 265	977	5 353	252	—	280
Base Metals (c)	5 071	2 177	8 030	266	1	661
Carbon Steel Materials	7 606	2 821	3 698	300	—	1 065
Diamonds and Specialty Products	1 544	417	1 806	174	—	239
Energy Coal	3 390	616	2 087	179	9	169
Stainless Steel Materials (d)	2 274	758	4 605	142	—	444
Group and unallocated items	798	(266)	(433)	23	116	27
Inter-segment (e)	(114)	—	—	—	—	—
Exceptional items	—	(168)	—	—	439	—

Continuing Operations	31804	9 162	29 581	1 952	571	3 831
Net interest		(421)			168

BHP Billiton Group	31804	8 741	29 581	1 952	739	3 831

Year ended 30 June 2004
Petroleum	5 558	1 391	4 074	587	11	927
Aluminium	4 432	776	5 309	234	—	272
Base Metals (c)	3 422	1 156	3 272	255	—	215
Carbon Steel Materials	4 857	1 137	3 175	226	2	662
Diamonds and Specialty Products	1 710	410	1 568	123	29	188
Energy Coal	2 569	234	2 194	189	67	141
Stainless Steel Materials	1 749	571	1823	101	4	151
Group and unallocated items	725	(187)	291	36	99	33
Inter-segment (e)	(79)	—	—	—	—	—
Exceptional items	—	(468)	—	—	468	—

Continuing Operations	24 943	5 020	21 706	1 751	680	2 589
Net interest		(502)			239

BHP Billiton Group	24 943	4 518	21 706	1 751	919	2 589

Year ended 30 June 2003
Petroleum	3 264	1 178	3 293	549	50	861
Aluminium	3 386	581	5 095	233	—	462
Base Metals (c)	1 954	286	3 877	257	(2)	201
Carbon Steel Materials	3 714	1 045	2 622	192	7	479
Diamonds and Specialty Products	1 485	299	1 518	105	—	101
Energy Coal	2 089	198	2 193	177	2	300
Stainless Steel Materials	1 106	150	1 695	96	10	121
Group and unallocated items	549	(256)	418	39	76	46
Inter-segment (e)	(41)	—	—	—	—	—
Exceptional items	—	—	—	—	—	—

Continuing Operations	17 506	3 481	20 711	1 648	143	2 571
Discontinued Operations	—	(19)	—	—	—	—
Net interest		(537)			237

BHP Billiton Group	17 506	2 925	20 711	1 648	380	2 571

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
4 Analysis by business segment continued

							Net operating assets
	External turnover			Profit/(loss) before taxation			(note 6)		Net assets
	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Joint ventures and associates (f)
Petroleum	3	—	—	—	—	—	112	97	112	98
Aluminium	—	—	—	—	—	—	—	—	—	—
Base Metals (c)	583	389	432	308	104	61	675	719	390	212
Carbon Steel Materials	429	329	244	184	102	80	422	369	336	286
Diamonds and Specialty Products	778	1 041	1 005	112	106	170	345	601	139	250
Energy Coal	416	283	204	194	115	45	639	651	547	519
Stainless Steel Materials	8	6	13	1	—	2	1	4	1	4
Group and unallocated items	—	8	—	—	(2)	—	—	25	—	—

Continuing Operations	2 217	2 056	1 898	799	425	358	2 194	2 466	1 525	1 369
Net interest	—	—	—	(38)	(95)	(93)	—	—	—	—

BHP Billiton Group	2 217	2 056	1 898	761	330	265	2 194	2 466	1 525	1 369

	External turnover			Profit/(loss) before taxation
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M

Third party products included above (g)
Petroleum	1 955	2 286	296	14	(22)	1
Aluminium	2 057	1 823	1 333	21	11	28
Base Metals	698	335	38	(11)	(4)	5
Carbon Steel Materials	247	102	26	14	(9)	(2)
Diamonds and Specialty Products	523	829	747	22	29	10
Energy Coal	672	554	413	54	21	7
Stainless Steel Materials	9	47	10	—	7	1
Group and unallocated items	784	684	519	—	—	1

	6 945	6 660	3 382	114	33	51

(a)	Before minority interests. Depreciation and amortisation, other significant non-cash items and capital expenditure represent the Group excluding joint ventures and associates.

(b)	Other significant non-cash items comprise impairment of assets, non-cash exceptional items, employee share awards, exchange differences on net debt and discounting on provisions and other liabilities.

(c)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million) and operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million).

(d)	The Chrome operations contributed external turnover and profit before taxation for the current year of US$842 million and US$102 million, respectively.

(e)	It is the BHP Billiton Group’s policy that inter-segment sales are made on a commercial basis.

(f)	Total turnover of joint ventures and associates does not include any inter-segment turnover.

(g)	Turnover from third party products includes sales of freight capacity.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
5 Analysis by geographical segment

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Analysis by geographical market
Turnover
Continuing Operations
Australia	2 637	1 857	1 769	5	17	6	2 642	1 874	1 775
Europe	9 825	8 515	5 136	633	426	446	10 458	8 941	5 582
Japan	3 620	2 675	2 269	119	132	124	3 739	2 807	2 393
South Korea	1 876	1 538	1 149	12	60	54	1 888	1 598	1 203
China	3 628	2 239	1 069	368	193	147	3 996	2 432	1 216
Other Asia	2 100	1 512	1 096	107	71	76	2 207	1 583	1 172
North America	2 092	1 765	1 452	750	1 017	937	2 842	2 782	2 389
Southern Africa	1 584	1 344	918	20	19	26	1 604	1 363	944
Rest of World	2 225	1 442	750	203	121	82	2 428	1 563	832

Total by geographical market	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Analysis by geographical origin
Turnover
Continuing Operations
Australia	10 415	7 262	6 527	—	8	—	10 415	7 270	6 527
Europe	7 822	6 719	2 792	34	31	6	7 856	6 750	2 798
North America	1 839	1 601	1 341	527	902	845	2 366	2 503	2 186
South America (a)	4 374	3 260	1 970	1 349	870	757	5 723	4 130	2 727
Southern Africa	4 816	3 637	2 857	307	245	290	5 123	3 882	3 147
Rest of World	321	408	121	—	—	—	321	408	121

Total by geographical origin	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Profit/(loss) before taxation
Continuing Operations
Australia	3 845	2 106	1 890	—	(2)	—	3 845	2 104	1 890
Europe	1 120	725	253	34	31	6	1 154	756	259
North America	341	(224)	180	22	36	8	363	(188)	188
South America (a)	2 244	1 439	396	651	280	180	2 895	1 719	576
Southern Africa	636	457	394	93	80	164	729	537	558
Rest of World	177	92	10	(1)	—	—	176	92	10

Continuing Operations	8 363	4 595	3 123	799	425	358	9 162	5 020	3 481

Discontinued Operations
Australia	—	—	(19)	—	—	—	—	—	(19)

Discontinued Operations (b)	—	—	(19)	—	—	—	—	—	(19)

Net interest	(383)	(407)	(444)	(38)	(95)	(93)	(421)	(502)	(537)

Total by geographical origin	7 980	4 188	2 660	761	330	265	8 741	4 518	2 925

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Net operating assets (refer note 6)
Australia	14 645	7 409	6 939	28	25	(3)	14 673	7 434	6 936
Europe	920	951	676	17	14	2	937	965	678
North America	2 212	1 316	1 340	112	397	429	2 324	1 713	1 769
South America (a)	5 060	4 456	4 503	1 696	1 710	1 661	6 756	6 166	6 164
Southern Africa	3 770	4 176	4 117	341	320	318	4 111	4 496	4 435
Rest of World	780	932	729	—	—	—	780	932	729

Total by geographical origin	27 387	19 240	18 304	2 194	2 466	2 407	29 581	21 706	20 711

(a)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million), operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million) and net operating assets attributable to associates of US$nil (2004: US$nil; 2003: US$nil).

(b)	Relates to the demerger of the BHP Steel business in July 2002.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
6 Reconciliation of net operating assets

	Group		Joint ventures and associates		Total
	2005	2004	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M

Net operating assets (refer notes 4 and 5)	27 387	19 240	2 194	2 466	29 581	21 706
Cash including money market deposits	1 418	1 818	196	112	1 614	1 930
Debt	(11 125)	(6 783)	(489)	(763)	(11 614)	(7 546)
Corporation tax	(849)	(307)	(49)	(45)	(898)	(352)
Dividends payable	(878)	(592)	(12)	—	(890)	(592)
Deferred tax	(74)	(606)	(231)	(163)	(305)	(769)
Tax recoverable	1	3	—	—	1	3
Loans to joint ventures	84	238	(84)	(238)	—	—

Net assets	15 964	13 011	1 525	1 369	17 489	14 380

7 Net operating costs

	2005	2004	2003
	US$M	US$M	US$M

Change in stocks of finished goods and work in progress	(286)	(184)	(158)
Raw materials and consumables	3 953	3 116	2 450
External services (including transportation)	4 802	3 450	2 539
Third party commodity purchases	6 329	5 837	2 547
Staff costs (refer note 9)	2 652	2 177	1 746
Amortisation of goodwill and negative goodwill	2	3	2
Depreciation of tangible fixed assets	1 950	1 748	1 646
Impairment charge	16	116	73
Other operating income	(270)	(231)	(147)
Resource rent taxes	498	432	467
Operating lease charges	232	172	127
Government royalties paid or payable (a)	629	421	352
Royalties other	87	36	66
Other operating charges	690	801	844

Group (b)	21 284	17 894	12 554
Joint ventures and associates	1 418	1 631	1 540

Operating costs including joint ventures and associates (c)	22 702	19 525	14 094

Operating lease charges include the following:
Land and buildings	52	42	47
Plant and equipment	177	128	75
Other	3	2	5

	232	172	127

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
7 Net operating costs continued

	2005	2004	2003
	US$M	US$M	US$M

Audit fees payable by the BHP Billiton Group to:
Auditors of BHP Billiton Plc (including overseas firms) (d)
KPMG	10.1	7.8	3.4
PricewaterhouseCoopers	0.6	0.5	4.1
Other audit firms (e)	—	—	1.0

	10.7	8.3	8.5

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of BHP Billiton Plc (including overseas firms) (d) (f)
Audit-related services (g)
KPMG	1.1	0.4	0.6
PricewaterhouseCoopers (d)	—	—	1.6
Information systems design and implementation (h)
KPMG	—	—	0.7
Taxation services (h)
KPMG	1.5	1.5	2.0
PricewaterhouseCoopers (d)	—	—	1.3
Other services (i)
KPMG	0.1	0.3	0.6
PricewaterhouseCoopers (d)	1.5	0.4	0.1

	4.2	2.6	6.9

	14.9	10.9	15.4

(a)	Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million; 2003: US$231 million) and to other governments of US$183 million (2004: US$159 million; 2003: US$121 million).

(b)	Includes net operating costs attributable to acquired operations as follows:

	2005	2004	2003
	US$M	US$M	US$M

Change in stocks of finished goods and work in progress	(10)	—	—
Raw materials and consumables	98	—	—
Staff costs	62	—	—
Depreciation of tangible fixed assets	51	—	—
Other operating income	(3)	—	—
Other operating charges	65	—	—

	263	—	—

(c)	Includes research and development costs of US$33 million (2004: US$19 million; 2003: US$40 million).

(d)	During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC, where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.

(e)	Paid to auditors other than those that were Group auditors of the BHP Billiton Group or joint Group auditors of BHP Billiton in 2004 and 2003.

(f)	The amounts paid to the UK firms and their associates amounted to US$0.6 million (2004: US$0.6 million; 2003: US$1.9 million).

(g)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.3 million (2004: US$0.3 million; 2003: US$0.2 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

(h)	Mainly includes tax compliance services and employee expatriate taxation services.

(i)	Mainly includes health and safety certifications and non-financial audits.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
8 Net interest and similar items payable

	2005	2004	2003
	US$M	US$M	US$M

On bank loans and overdrafts	61	83	131
On all other loans	293	259	241
Finance lease interest	6	2	4

	360	344	376
Dividends on redeemable preference shares	25	23	24
Discounting on provisions and other liabilities	175	111	97
less Amounts capitalised (a)	(85)	(97)	(103)

	475	381	394
Share of interest of joint ventures and associates	52	66	68

	527	447	462
Discounting on assets	(8)	(5)	–
Interest received/receivable	(99)	(73)	(65)

	420	369	397

Exchange differences on net debt (b)
Group	15	104	115
Joint ventures and associates	(14)	29	25

	1	133	140

Net interest and similar items payable (c)	421	502	537

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group’s interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent; 2003: 5.2 per cent).

(b)	Net exchange losses/(gains) primarily represent the effect on borrowings of movements in the South African rand against the US dollar.

(c)	Disclosed in the consolidated profit and loss account as:

	2005	2004	2003
	US$M	US$M	US$M

Net interest and similar items payable
Group	383	407	444
Joint ventures and associates	38	95	93

Net interest and similar items payable	421	502	537

9 Employees

	2005	2004	2003
	Number	Number	Number

The average number of employees, which excludes joint ventures’ and associates’ employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 998	1 901	1 872
Aluminium	5 563	5 590	5 362
Base Metals	3 656	3 414	3 319
Carbon Steel Materials	7 215	6 812	6 381
Diamonds and Specialty Products	1 254	1 203	1 208
Energy Coal	9 333	9 138	9 668
Stainless Steel Materials	5 534	5 318	5 282
Group and unallocated	1 915	1 694	1 709

	36 468	35 070	34 801

	2005	2004	2003
	US$M	US$M	US$M

The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	2 315	1 901	1 501
Employee share awards	122	96	70
Social security costs	23	18	20
Pensions and post-retirement medical benefit costs (refer note 27)	192	162	155

	2 652	2 177	1 746

Details of remuneration, pension entitlements and interests in share awards for each Director and in aggregate are detailed in sections 2 to 8 of the Remuneration Report. This information, other than section 3.3, forms part of the financial statements.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
10 Taxation

	2005	2004	2003
	US$M	US$M	US$M

Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	246	419	292
Deferred	(3)	50	(124)
less Double taxation relief	(55)	(327)	(132)

	188	142	36

Australian taxation
Corporation tax at 30%
Current	916	448	330
Deferred	89	(34)	150

	1 005	414	480

South African taxation
Corporation tax at 30% (d)
Current	220	42	127
Deferred	(23)	117	74

	197	159	201

Other overseas taxation
Current	876	715	192
Deferred	(386)	(504)	(30)

	490	211	162

Share of joint ventures’ tax charge
Current	129	61	56
Deferred	68	46	45

	197	107	101

Share of associates’ current tax charge	—	—	—
Withholding tax and secondary taxes on companies	34	9	4

	2 111	1 042	984

Made up of:
Aggregate current tax
Group	2 237	1 306	813
Joint ventures and associates	129	61	56

	2 366	1 367	869

Aggregate deferred tax
Group	(323)	(371)	70
Joint ventures and associates	68	46	45

	(255)	(325)	115

Taxation (c)	2 111	1 042	984

(a)	There is an additional 10 per cent tax applicable to petroleum operations in the UK.

(b)	Adjustments to prior year provisions for current tax amount to a loss of US$74 million (2004: US$14 million gain; 2003: US$105 million gain), of which US$nil (2004: US$5 million gain; 2003: US$8 million gain) relates to the UK.

(c)	Taxation includes the tax effect of exceptional items of US$104 million (2004: US$337 million credit; 2003: US$nil). Refer note 2.

(d)	The tax rate in South Africa reduced to 29 per cent effective 1 April 2005.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
10 Taxation continued

	2005	2004	2003
	US$M	US$M	US$M

Factors affecting tax charge for the financial year
The tax charged is different to the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	8 741	4 518	2 925

Tax on profit at UK rate of 30%	2 622	1 355	878

Permanent differences
Investment and development allowance	(157)	(85)	(9)
Amounts under/(over) provided in prior years	74	(14)	(105)
Recognition of prior year tax losses and tax credits	(391)	(367)	(188)
Non-deductible accounting depreciation and amortisation	51	49	76
Non-deductible dividends on redeemable preference shares	9	8	8
Non tax-effected operating losses	38	172	109
Tax rate differential	(6)	(51)	(18)
Non tax-effected capital gains	(60)	(5)	(2)
Foreign expenditure including exploration not presently deductible	7	5	4
South African secondary tax on companies	36	5	16
Foreign exchange gains/(losses) and other translation adjustments	(116)	62	210
Tax rate changes	(17)	9	(1)
Introduction of Australian tax consolidation regime	—	(95)	—
Other	21	(6)	6

Total permanent differences	(511)	(313)	106

Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year more than depreciation	(278)	(452)	(299)
Future capital allowances upon introduction of Australian tax consolidation	—	95	—
Exploration expenditure	33	(50)	53
Employee entitlements	49	49	58
Site rehabilitation	93	118	71
Resource rent tax	11	(7)	(21)
Deferred income	(11)	(25)	27
Other provisions	46	(14)	(12)
Foreign exchange (gains)/losses	16	(86)	193
Deferred charges	(87)	(71)	(2)
Foreign tax	163	445	(92)
Tax-effected losses	232	281	39
Other	(12)	42	(130)

Total timing differences	255	325	(115)

Current tax charge for the financial year	2 366	1 367	869
Add/(less) deferred tax movements taken to the profit and loss account	(255)	(325)	115

Tax on profit on ordinary activities	2 111	1 042	984

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
10 Taxation continued

	2005	2004
	US$M	US$M

Provision for deferred tax
Future income tax benefit at year end comprises:
Accelerated capital allowances	(132)	(172)
Exploration expenditure	70	80
Employee entitlements	27	34
Site rehabilitation	25	42
Deferred income	21	23
Other provisions	37	39
Foreign exchange losses	(1)	5
Deferred charges	(131)	(178)
Foreign tax credits	342	179
Profit in stocks elimination	42	18
Tax-effected losses	750	480
Other	60	52

Total future income tax benefit	1 110	602

Provision for deferred tax at year end comprises:
Accelerated capital allowances	2 052	1 794
Exploration expenditure	(51)	(5)
Employee entitlements	(159)	(98)
Site rehabilitation	(476)	(329)
Resource rent tax	(122)	(111)
Deferred income	(79)	(89)
Other provisions	(8)	55
Foreign exchange losses	(203)	(181)
Deferred charges	270	136
Tax-effected losses	(214)	(46)
Other	174	82

Total provision for deferred tax	1 184	1 208

Net provision for deferred tax	74	606

Provision at start of the financial year	606	966
Acquisition of subsidiaries	(170)	—
Demerger or disposals of subsidiaries	(53)	—
Deferred tax (benefits)/charge in profit and loss account for the financial year	(323)	(371)
Exchange differences and other movements	14	11

Net provision at end of the financial year	74	606

This provision is included within Debtors (refer note 17)	1 110	602
Provisions for liabilities and charges (refer note 21)	(1 184)	(1 208)

	(74)	(606)

Factors that may affect future tax charges
The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year’s profit and loss account.
Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.
The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.
As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Under UK GAAP, the tax expense will be recognised when such gains and losses are realised for tax purposes.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
10 Taxation continued
The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.
The BHP Billiton Group recognises net deferred tax assets relating to tax losses and timing differences, to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional benefits of tax losses have been recognised in the current year resulting in a reduction in the underlying effective tax rate of approximately 4 per cent (2004: 2 per cent; 2003: 3 per cent) when compared to the UK statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and timing differences may be recognised.
In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000 — 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.
In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.
Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.
The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.
Tax losses and timing differences
At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$1 937 million (2004: US$2 249 million), and gross timing differences of US$1 903 million (2004: US$1 586 million) which have not been tax effected.
Deferred tax assets are recognised only where management considers that it is more likely than not that the benefit of the tax losses, capital losses and timing differences will be realised in future periods through the generation of sufficient future taxable profits. The assumptions in relation to the generation of sufficient future taxable profits depend on the estimates of future cash flows, which are estimated on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of the assets recorded in the balance sheets and those tax losses and timing differences not recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and be charged to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences may be reversed and be credited to the profit and loss account.
The deferred tax assets not recognised are:

	2005	2004
	US$M	US$M

Carry forward income tax and capital losses	609	738
Timing differences not recognised	668	557

Deferred tax assets not recognised/valuation allowance	1 277	1 295

The BHP Billiton Group anticipates benefits from the recognition of losses and timing differences in future periods to the extent of income or gains in relevant jurisdictions. The tax losses carried forward that have not been tax effected expire as summarised below:
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
10 Taxation continued

	Australian	UK	Other foreign	Total
	losses	losses	losses	losses
Year of expiry	US$M	US$M	US$M	US$M

Income tax losses
2006	—	—	1	1
2007	—	—	12	12
2008	—	—	29	29
2009	—	—	19	19
2010	—	—	31	31
2011	—	—	10	10
2012	—	—	5	5
2014	—	—	12	12
2015	—	—	32	32
2018	—	—	1	1
2020	—	—	1	1
2021	—	—	3	3
2023	—	—	15	15
2024	—	—	216	216
2025	—	—	84	84
Unlimited	1	270	240	511

	1	270	711	982

Capital tax losses Unlimited	937	3	15	955

	938	273	726	1 937

11 Dividends

	2005	2004	2003
	US$M	US$M	US$M

BHP Billiton Plc (a)
Dividends declared (b)	358	234	185
Dividends paid Ordinary shares	333	406	173
Preference shares (c)	—	—	—

	691	640	358

BHP Billiton Limited (a)
Dividends declared (b)	520	358	280
Dividends paid	484	619	262

	1 004	977	542

Total dividends paid or payable	1 695	1 617	900

	2005	2004	2003
	US cents	US cents	US cents

Dividends per share (a)
First interim dividend paid	13.5	8.0	7.0
Second interim dividend paid	—	8.5	—
Final dividend declared (b)	14.5	9.5	7.5

	28.0	26.0	14.5

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and ESOP trusts. BHP Billiton Limited dividends are all fully franked for the periods shown.

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share; 2003: 29.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share). BHP Billiton Plc ADSs listed on the New York Stock Exchange on 25 June 2003. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS were applicable for the 2003 financial year. For the periods indicated each ADS represents two ordinary shares.

(b)	Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend for 2003 was declared prior to the 2003 year end. The final dividend has been provided for at 30 June 2005.

(c)	5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent; 2003: 5.5 per cent).
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
12 Earnings per share

	2005	2004	2003

Basic earnings per share (US cents)
Excluding exceptional items	106.4	56.4	30.9
Impact of exceptional items	(1.9)	(2.1)	(0.3)

Including exceptional items	104.5	54.3	30.6

Diluted earnings per share (US cents)
Excluding exceptional items	105.8	56.2	30.9
Impact of exceptional items	(1.9)	(2.1)	(0.3)

Including exceptional items	103.9	54.1	30.6

Basic earnings per ADS (US cents)(a)
Including exceptional items	209.0	108.6	61.2
Diluted earnings per ADS (US cents)(a)
Including exceptional items	207.8	108.2	61.2
Basic earnings (US$ million)
Excluding exceptional items	6 512	3 510	1 920
Including exceptional items	6 398	3 379	1 901
Diluted earnings (US$ million)(b)
Excluding exceptional items	6 515	3 510	1 920
Including exceptional items	6 401	3 379	1 901
Weighted average number of shares (million)
Basic earnings per share denominator	6 124	6 218	6 207
Diluted earnings per share denominator	6 158	6 246	6 222

(a)	For the periods reported, one American Depositary Share (ADS) represents two shares.

(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$3 million (2004: US$nil; 2003: US$nil) that would not be made if potential ordinary shares were converted to fully paid.
The Directors present earnings per share data based on earnings, excluding exceptional items, as, in their opinion, this provides a more meaningful representation of the underlying performance of the BHP Billiton Group.
Exceptional items
Details of exceptional items are set out in note 2. The impact of exceptional items on basic and diluted earnings per share is as follows:

	2005	2004	2003
	US cents	US cents	US cents
	per share	per share	per share

Sale of equity interest in North West Shelf Project	0.9	—	—
Sale of Laminaria and Corallina	2.0	—	—
Disposal of Chrome operations	0.8	—	—
Restructuring provisions	(0.9)	—	—
Termination of operations	(3.0)	—	—
Closure plans	(1.7)	(8.2)	—
Introduction of tax consolidation regime in Australia	—	1.5	—
Litigation settlement	—	0.8	—
US and Canadian taxation deductions	—	3.8	—
Loss on sale of 6% interest in BHP Steel	—	—	(0.3)

	(1.9)	(2.1)	(0.3)

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group’s ESOP trusts.
The weighted average number of shares used for the purpose of calculating diluted earnings per share is reconciled to the number used to calculate basic earnings per share as follows:

	2005	2004	2003
	US$M	US$M	US$M

Basic earnings per share denominator	6 124	6 218	6 207
Potential ordinary shares	34	28	15

Diluted earnings per share denominator	6 158	6 246	6 222

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
13 Intangible assets

Goodwill
US$M

Cost
At the beginning of the financial year	55
Disposals	(19)

At the end of the financial year	36

Amortisation
At the beginning of the financial year	21
Amortisation for the financial year	2
Disposals	(4)

At the end of the financial year	19

Net book value at the end of the financial year	17

Net book value at the beginning of the financial year	34

14 Tangible fixed assets

		Plant	Other	Assets	Exploration
	Land and	and	mineral	under	and
	buildings	equipment	assets	construction	evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Cost or valuation
At the beginning of the financial year	2 625	24 889	7 003	2 881	504	37 902
Additions	63	723	376	3 306	182	4 650
Acquisition of operations and subsidiaries	220	1 925	4 827	154	11	7 137
Disposals	(39)	(236)	(6)	(6)	(21)	(308)
Disposals of operations and subsidiaries	(60)	(727)	(39)	(35)	(23)	(884)
Exchange variations	1	(6)	4	17	—	16
Transfers and other movements	78	2 370	287	(2 543)	(69)	123

At the end of the financial year	2 888	28 938	12 452	3 774	584	48 636

Accumulated depreciation
At the beginning of the financial year	1 026	12 889	2 916	—	126	16 957
Depreciation charge	135	1 421	378	—	16	1 950
Impairments charge	1	4	4	—	7	16
Disposals	(18)	(202)	(6)	—	(15)	(241)
Disposals of operations and subsidiaries	(24)	(459)	(26)	—	(20)	(529)
Exchange variations	1	(5)	—	—	—	(4)
Transfers and other movements	16	128	5	—	(9)	140

At the end of the financial year	1 137	13 776	3 271	—	105	18 289

Net book value at the end of the financial year	1 751	15 162	9 181	3 774	479	30 347

Net book value at the beginning of the financial year	1 599	12 000	4 087	2 881	378	20 945

Included within the net book value of other mineral assets is US$965 million (2004: US$687 million) of deferred overburden removal costs.
Included in the additions for exploration and evaluation is US$182 million (2004: US$170 million) of capitalised exploration expenditure.
Included in the amounts above for plant and equipment are assets held under finance leases with a net book value of US$51 million (2004: US$76 million). Depreciation charged on these assets during the year ended 30 June 2005 totalled US$4 million (2004: US$9 million).
Included in tangible fixed assets at 30 June 2005 is capitalised interest with a net book value of US$364 million (2004: US$401 million).
The net book value of land and buildings comprises freehold land of US$1 751 (2004: US$1 595 million) and long leasehold of US$nil (2004: US$4 million).
BHP Billiton Plc financial Statements 2005

Notes to Financial Statements continued
15 Fixed asset investments

			Other
	Investment	Loans to	fixed asset
	in joint ventures	joint ventures(a)	investments(b)	Total
	US$M	US$M	US$M	US$M

At the beginning of the financial year	1 369	238	123	1 730
Group share of profits less losses	564	—	—	564
Additions	49	—	15	64
Disposals	(187)	(154)	(38)	(379)
Disposal of operations and subsidiaries	—	—	(2)	(2)
Dividends received	(255)	—	—	(255)
Other movements	(15)	—	—	(15)

At the end of the financial year	1 525	84	98	1 707

	In aggregate		BHP Billiton Group Share
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M

Net assets of joint ventures comprise:
Fixed assets	5 363	5 598	1 946	2 096
Current assets	2 169	1 954	864	855
Liabilities due within one year	(1 176)	(1 238)	(491)	(576)
Liabilities due after more than one year	(2 095)	(2 622)	(794)	(1 006)

Net assets of joint ventures	4 261	3 692	1 525	1 369

	In aggregate			BHP Billiton Group Share(c)
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M

Profits less losses of joint ventures and associates comprise:
Turnover	5 423	4 754	4 516	2 217	2 056	1 898
Net operating costs	(3 329)	(3 683)	(3 666)	(1 418)	(1 631)	(1 540)

Operating profit	2 094	1 071	850	799	425	358

Profit after net interest and taxation	1 459	583	400	564	223	164

Capital commitments				40	55	98

(a)	Loans to joint ventures include US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.

(b)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million). Other listed investments have a book value of US$40 million (2004: US$68 million) and a market value of US$63 million (2004: US$115 million).

(c)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, 2004 and 2003, the profit less losses of joint ventures and associates included the results of the Group’s 50 per cent interest in Integris Metals Inc up to the date of sale. Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million. In 2003, the profit less losses of joint ventures and associates included the results relating to the Group’s 50 per cent interest in Minera Alumbrera Limited.
BHP Billiton Financial Statements 2005

Notes to Financial Statements continued
16 Stocks

	2005	2004
	US$M	US$M

Raw materials and consumables	627	460
Work in progress	771	409
Finished goods	1 170	891

	2 568	1 760

17 Debtors

	2005	2004
	US$M	$M

Amounts due within one year
Trade debtors	2 527	2 018
less Provision for doubtful debts	(4)	(4)

	2 523	2 014

Tax recoverable	1	3
Employee Share Plan loans(a)	2	1

Other debtors (b)	930	731
less Provision for doubtful debts	(3)	(1)

	927	730

Prepayments and accrued income	158	176

	3 611	2 924

Amounts due after more than one year
Deferred tax	1 110	602
Employee Share Plan loans(a)	58	62
Other debtors(b)	476	447
Pension assets (refer note 27)	310	282
Other prepayments and accrued income	114	89

	2 068	1 482

	5 679	4 406

(a)	Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount. Refer note 23.

(b)	Other debtors include receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.
18 Current asset investments

	2005	2004
	US$M	US$M

Unlisted investments
Environmental trust funds(a)	167	153
Insurance investments(b)	13	14
Short term deposits	32	—

	212	167

(a)	Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s, Selbaie’s and Rio Algom’s mines. Consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).

(b)	Investments relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
19 Creditors — amounts falling due within one year

	2005	2004
	US$M	US$M

Bank overdrafts	15	133
Unsecured bank loans (current portion of long-term loans)	173	252

Total current portion of unsecured bank loans and overdrafts	188	385

Notes and debentures	597	306
Secured debt (limited recourse) (refer note 20)	51	51
Unsecured debt (non-recourse)	148	264
Secured debt (non-recourse)	—	97
Commercial paper(a)	1 602	—
Redeemable preference shares(b)	450	—
Finance leases	3	9
Other unsecured borrowings	63	218

Total current portion of debentures and other borrowings	2 914	945

Total borrowings falling due within one year	3 102	1 330

Trade creditors	2 155	1 688
Corporation taxes	842	297
Social security	1	1
Other taxes	159	132
Other creditors and accruals	1 737	739
Deferred income	120	156
Dividends payable	878	592

	8 994	4 935

(a)	In accordance with FRS 4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings although it is backed by medium-term facilities. Under US GAAP, this amount is grouped with non-current borrowings at 30 June 2005.

(b)	Redeemable preference shares include the following:
BHP Operations Inc: Preferred stock
Auction market preferred stock
600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.
Cumulative preferred stock series ‘A’
3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
20 Creditors — amounts falling due after more than one year

	2005	2004
	US$M	US$M

Unsecured bank loans	3 000	55

Total non-current portion of bank loans	3 000	55

Notes and debentures	3 793	3 653
Secured debt (limited recourse) (a)	384	435
Unsecured debt (non-recourse)	559	545
Redeemable preference shares (b)	—	450
Finance leases	53	67
Other unsecured borrowings	235	248

Total non-current portion of debentures and other borrowings	5 024	5 398

Total borrowings falling due after more than one year	8 024	5 453

Trade creditors	4	1
Other creditors	158	175
Corporation taxes	7	10
Deferred income	362	348

	8 555	5 987

(a)	The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.

(b)	Refer note 19.
Debt falling due after five years is analysed as follows:

				2005	2004
	Repayable	Currency	Interest rate %	US$M	US$M

US$ Bond issue	2012 - 2026	US$	7.1% fixed	1 073	1 073
Global Bond	2013	US$	LIBOR+0.47%	850	850
Global Bond (WMC)(a)	2013	US$	5.13% fixed	511	—
Global Bond (WMC)	2033	US$	6.25% fixed	222	—
Escondida	2016	US$	8.0% fixed	24	27
Escondida	2010 - 2013	US$	LIBOR+0.37%	92	134
Manganese shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	28	34
Eskom loan	2016	ZAR	13.0% fixed	30	44
Mozal — Senior loans	2012 - 2014	US$	6 - 7% fixed	66	94
Mozal — Senior loans	2012	US$	LIBOR+2.4%	67	80
Mozal — Subordinated loan	2012	US$	7.96% fixed	23	34
Other	various	various	various	12	37

				3 080	2 489

(a)	The fixed interest rate exposure has been swapped to a fixed exposure until November 2005 followed by a floating interest rate exposure for the remainder of the bond. Refer note 29.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
21 Provisions for liabilities and charges

					Post-
	Employee			Restoration and	retirement
	entitlements	Restructuring	Resource	rehabilitation	benefits(d)	Deferred
	(a)	(b)	rent tax	(c)	(note 27)	tax	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

At 1 July 2004	622	11	275	2 783	335	1 208	324	5 558
Amounts capitalised	—	—	—	537	—	—	—	537
Acquisition of subsidiaries	60	4	—	141	15	(170)	30	80
Disposals of operations and subsidiaries	(7)	—	(10)	(61)	(19)	(53)	—	(150)
Charge/(credit) for the year:
Underlying	360	283	11	163	55	177	179	1 228
Discounting	—	—	—	168	—	—	—	168
Exchange variation	48	—	23	—	(7)	—	11	75
Released during the year	—	—	—	—	—	—	(5)	(5)
Exchange variation taken to reserves	1	—	—	6	—	14	1	22
Utilisation	(244)	(5)	—	(159)	(46)	—	(150)	(604)
Transfers and other movements	—	3	—	6	(1)	8	(15)	1

At 30 June 2005	840	296	299	3 584	332	1 184	375	6 910

At 1 July 2003	547	57	241	2 025	317	1 413	298	4 898
Amounts capitalised	—	—	—	103	—	—	—	103
Disposals of subsidiaries	—	—	—	(57)	—	—	—	(57)
Charge/(credit) for the year:
Underlying	370	2	24	691	40	(217)	137	1 047
Discounting	2	—	—	100	—	—	—	102
Exchange variation	19	—	6	—	22	—	7	54
Released during the year	—	(31)	—	—	—	—	(28)	(59)
Exchange variation taken to reserves	—	—	4	12	—	12	—	28
Utilisation	(311)	(15)	(1)	(82)	(48)	—	(104)	(561)
Transfers and other movements	(5)	(2)	1	(9)	4	—	14	3

At 30 June 2004	622	11	275	2 783	335	1 208	324	5 558

(a)	The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$480 million will be incurred in the year ending 30 June 2006.

(b)	Total provision for restructuring costs is made up of:

	2005	2004
	US$M	US$M

Redundancies	80	10
Business terminations (including losses on long-term contracts)	216	1

	296	11

(c)	The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made, with US$121 million included as an exceptional item in the current year (2004: US$534 million, 2003: US$nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
21 Provisions for liabilities and charges continued
In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005, the BHP Billiton Group has provided US$110 million (2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2004: US$138 million), and the Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other closed sites

The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.
•	Newcastle Steelworks - the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.

•	Island Copper - the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

•	Selbaie copper mine - the Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

•	Rio Algom - the Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

•	Ingwe Collieries - the Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

•	Roane - the Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.
Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues; and, (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

(d)	The provision for post-retirement benefits includes pension liabilities of US$80 million (2004: US$62 million) and post-retirement medical benefit liabilities of US$252 million (2004: US$273 million). Refer note 27.
22 Called up share capital and contributed equity

	2005	2004	2003
	US$M	US$M	US$M

BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2004: 3 000 000 000; 2003: 3 000 000 000)	1 500	1 500	1 500
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—
1 Equalisation Share (2004: 1; 2003: 1) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002; 2003: 2 468 147 002)	1 234	1 234	1 234
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—

	1 234	1 234	1 234

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
22 Called up share capital and contributed equity continued

Number of shares
	2005	2004	2003

Movements in called up fully paid ordinary shares(d)
Opening number of shares	2 468 147 002	2 468 147 002	2 319 147 885
Bonus shares issued(e)	—	—	148 999 117

Closing number of shares	2 468 147 002	2 468 147 002	2 468 147 002

	2005	2004	2003
	US$M	US$M	US$M

BHP Billiton Limited
Paid up contributed equity (f)
3 587 977 615 ordinary shares fully paid (2004: 3 759 487 555; 2003: 3 747 687 775)	1 611	1 851	1 785
195 000 ordinary shares paid to A$1.36 (2004: 405 000; 2003: 1 095 000) (g)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) (b)	—	—	—

	1 611	1 851	1 785

Number of shares
	2005	2004	2003

Movements in fully paid ordinary shares
Opening number of shares	3 759 487 555	3 747 687 775	3 724 893 687
Shares issued on exercise of Employee Share Plan awards(h)	8 859 470	10 764 732	20 165 784
Shares issued on exercise of Performance Rights(h)	—	—	918 120
Partly paid shares converted to fully paid(g)	347 018	1 035 048	1 710 184
Shares bought back and cancelled(i)	(180 716 428)	—	—

Closing number of shares(j)	3 587 977 615	3 759 487 555	3 747 687 775

(a)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by JP Morgan plc.
(b)	BHP Billiton Plc and BHP Billiton Limited each issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.
(c)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	During the year ended 30 June 2005, BHP Billiton Plc did not repurchase any shares under the authorisation granted by its shareholders. The shareholders authorised the Company to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares until the end of the annual general meeting in 2005.
(e)	Upon the demerger of BHP Steel in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(f)	Under the Australian Corporations Act 2001, BHP Billiton Limited’s share capital has no par value. Total capital subscribed by shareholders less capital returned to shareholders is included in shareholders’ funds as contributed equity.
(g)	210 000 (2004: 690 000; 2003: 1 210 000) shares paid to A$1.36 and nil (2004: 240 000; 2003: 80 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil; 2003: nil). Including bonus shares, 347 018 (2004: 1 035 048; 2003: 1 710 184) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000; 2003: 282 000) partly paid shares are entitled to 79 928 (2004: 216 936; 2003: 321 984) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.
(h) The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.
(i)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. During the years ended 30 June 2003 and 30 June 2004, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back programme. The buy-back programme allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited or BHP Billiton Plc.
(j)	During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
23 Employee share ownership plans
Summary of BHP Billiton Group employee share ownership plans
The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited.
The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.
The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

Number of
	Number of	awards
	awards	issued
	outstanding	during year
	at	ended
	30 June	30 June
	2005	2005

BHP Billiton Plc employee share awards
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	—
Co-Investment Plan	522 306	—

BHP Billiton Limited employee share awards
Long Term Incentive Plan (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (shares)	16 611 045	—
Employee Share Plan (options)	14 571 693	—
Executive Share Scheme (partly paid shares)	274 918	—
Performance Share Plan (LTI)	1 439 869	—
Performance Share Plan (MTI)	189 800	—
Bonus Equity Share Plan (shares)	47 662	—

The following tables relate to awards issued under each of these schemes:

	Restricted Share Scheme awards(a)			Co-Investment Plan awards(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since the DLC merger (b)	5 657 555	5 657 555	5 657 555	1 023 425	1 023 425	1 023 425

During the financial year
Number of awards remaining at the beginning of the financial year	4 076 894	4 608 382	5 351 690	539 984	837 450	1 000 399
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 492 699)	(167 230)	(426 604)	(14 707)	(102 656)	(45 415)
Number of awards lapsed	(451 217)	(364 258)	(316 704)	(2 971)	(194 810)	(117 534)

Number of awards remaining at the end of the financial year	132 978	4 076 894	4 608 382	522 306	539 984	837 450

Exercisable	132 978	—	—	—	—	—
Not exercisable	—	4 076 894	4 608 382	522 306	539 984	837 450

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million)(c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	161	10	22	6	27	10
Market value of shares on exercise of awards (US$ million)	40	1	2	—	—	—

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
23 Employee share ownership plans continued

	Long Term Incentive Plan Performance Shares			Long Term Incentive Plan Performance Shares
	(BHP Billiton Plc)(a)			(BHP Billiton Limited)(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the plan	2 354 800	—	—	4 854 485	—	—

During the financial year
Number of awards at the beginning of the financial year	—	—	—	—	—	—
Number of awards issued	2 354 800	—	—	4 854 485	—	—
Number of awards exercised	—	—	—	—	—	—
Number of awards lapsed	(37 500)	—	—	(90 377)	—	—

Number of awards remaining at the end of the financial year	2 317 300	—	—	4 764 108	—	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 317 300	—	—	4 764 108	—	—

Number of employees participating in awards issued	159	—	—	293	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

	Group Incentive Scheme Deferred			Group Incentive Scheme Deferred
	Shares (BHP Billiton Plc)(a)			Shares (BHP Billiton Limited)(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	2 706 527	1 397 818	—	5 538 713	3 001 722	—

During the financial year
Number of awards at the beginning of the financial year	1 310 131	—	—	2 884 289	—	—
Number of awards issued	1 308 709	1 397 818	—	2 536 991	3 001 722	—
Number of awards exercised	(79 665)	(11 610)	—	(256 111)	(30 884)	—
Number of awards lapsed	(46 074)	(76 077)	—	(57 905)	(86 549)	—

Number of awards remaining at the end of the financial year	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Number of employees participating in awards issued	180	200	—	384	391	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	14	2	—	20	6	—
Market value of shares on exercise of awards (US$ million)	1	—	—	3	—	—

	Group Incentive Scheme Options			Group Incentive Scheme Options
	(BHP Billiton Plc)(a)			(BHP Billiton Limited)(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	1 296 438	918 054	—	2 118 995	1 338 814	—

During the financial year
Number of awards at the beginning of the financial year	855 044	—	—	1 309 448	—	—
Number of awards issued	378 384	918 054	—	780 181	1 338 814	—
Number of awards exercised	(14 353)	(21 241)	—	—	—	—
Number of awards lapsed	(34 569)	(41 769)	—	(22 589)	(29 366)	—

Number of awards remaining at the end of the financial year	1 184 506	855 044	—	2 067 040	1 309 448	—

Exercisable	—	—	—	—	—	—
Not exercisable	1 184 506	855 044	—	2 067 040	1 309 448	—

Number of employees participating in awards issued	75	81	—	70	104	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	2	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

BHP Billiton Plc Financial Statements 2005

w

Notes to Financial Statements continued
23 Employee share ownership plans continued

	Group Incentive Scheme Performance			Group Incentive Scheme Performance
	Shares (BHP Billiton Plc)(a)			Shares (BHP Billiton Limited)(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	5 974 344	5 616 216	3 966 768	11 501 457	10 863 781	7 510 243

During the financial year
Number of awards at the beginning of the financial year	4 833 951	3 634 251	—	10 136 908	7 313 516	—
Number of awards issued	358 128	1 649 448	3 966 768	637 676	3 353 538	7 510 243
Number of awards exercised	(281 123)	(84 041)	—	(668 853)	(157 429)	—
Number of awards lapsed	(91 563)	(365 707)	(332 517)	(245 149)	(372 717)	(196 727)

Number of awards remaining at the end of the financial year	4 819 393	4 833 951	3 634 251	9 860 582	10 136 908	7 313 516

Exercisable	—	—	—	—	—	—
Not exercisable	4 819 393	4 833 951	3634251	9 860 582	10 136 908	7 313 516

Number of employees participating in awards issued	195	218	221	105	409	424
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	15	6	—	19	12	—
Market value of shares on exercise of awards (US$ million)	2	1	—	7	1	—

	Employee Share Plan Options(a)			Weighted Average Exercise Price (A$)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	178 032 575	178 032 575	178 032 575

During the financial year
Number of awards at the beginning of the financial year	24 309 476	37 571 802	60 994 303	7.94	7.81	8.29
Number of awards issued	—	—	67 500	—	—	8.95
Number of awards exercised	(8 550 570)	(10 764 732)	(20 165 784)	8.08	7.48	7.25
Number of awards lapsed	(1 187 213)	(2 497 594)	(3 324 217)	8.28	8.04	7.53

Number of awards remaining at the end of the financial year	14 571 693	24 309 476	37 571 802	7.83	7.94	7.81

Exercisable	14 571 693	13 679 357	15 899 927	7.83	7.66	7.03
Not exercisable	—	10 630 119	21 671 875	—	8.30	8.38

Number of employees participating in awards issued	—	—	1
Market value of awards issued (US$ million) (c)	—	—	—
Proceeds from awards issued (US$ million)	—	—	—
Number of employees exercising awards	1225	1 683	9 857
Market value of shares on exercise of awards (US$ million)	100	88	121
Proceeds from exercise of options (US$ million)	53	57	83

Executive Share Scheme
	Employee Share Plan Shares(a)			partly paid shares(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280

During the financial year
Number of awards at the beginning of the financial year	18 660 656	20 508 095	45 827 460	621 936	1 656 984	3 367 168
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(2 049 611)	(1 847 439)	(25 319 365)	(347 018)	(1 035 048)	(1 710 184)
Number of awards lapsed	—	—	—	—	—	—

Number of awards remaining at the end of the financial year	16 611 045	18 660 656	20 508 095	274 918	621 936	1 656 984

Exercisable	16 611 045	18 660 656	20 508 095	27 4918	621 936	1 656 984
Not exercisable	—	—	—	—	—	—

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	2	4	11
Market value of shares on exercise of awards (US$ million)	—	—	—	4	9	7
Employee share plan loans outstanding (US$ million)	60	63	71	—	—	—
Proceeds from conversion of partly paid shares (US$ million)	—	—	—	3	9	10

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements
23 Employee share ownership plans continued

Performance Share Plan Performance Rights(a)
Bonus Equity Share Plan Shares(a)
	2005	2004	2003	2005	2004	2003

Number of awards issued since commencement of the Plan	12 679 547	12 679 547	12 679 547	1 016 845	1 016 845	1 016 845

During the financial year
Number of awards remaining at the beginning of the financial year	5 244 027	8 163 616	10 293 469	818 746	856 345	1 016 845
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 218 307)	(2 712 371)	(1 901 694)	(748 345)	(34 573)	(135 945)
Number of awards lapsed	(396 051)	(207 218)	(228 159)	(22 739)	(3 026)	(24 555)

Number of awards remaining at the end of the financial year	1 629 669	5 244 027	8 163 616	47 662	818 746	856 345

Exercisable	1 629 669	716 120	—	47 662	—	—
Not exercisable	—	4 527 907	8 163 616	—	818 746	856 345

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	72	172	22	83	9	26
Market value of shares on exercise of awards (US$ million)	36	21	8	11	—	1

					Awards outstanding at:
						Date of
	Number	Number of reci-	Number	Number	Balance	Directors’	Exercise	Exercise period /
Month of issue	Issued	pients	exercised	lapsed	Date	Report	price	release date

Restricted Share Scheme(d)
November 2001(Share awards)	292 577	1	98 574	194 003	—	—	—	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	—	—	—	Oct 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	—	Oct 2004 – Sept 2008

					132 978	132 978

Co-Investment Plan(d)
November 2001	100 945	1	23 131	77 814	—	—	—	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	—	Oct 2003 – Sept 2011

					522 306	516 517

Long Term Incentive Plan Performance Shares (BHP Billiton Plc)
December 2004	2 354 800	159	—	37 500	2 317 300	2 317 300	—	Aug 2009 – Aug 2014

					2 317 300	2 317 300

Group Incentive Scheme (BHP Billiton Plc)
Deferred Shares
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	—	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	—	Aug 2005 – Aug 2008

Options
December 2004	378 384	45	—	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008

Performance Shares
December 2004	358 128	42	11 036	23 250	323 842	323 842	—	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	—	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	—	Aug 2005 – Aug 2008

					8 497 000	5 906 096

Performance Share Plan Performance Rights(d)
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	—	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	22 596	26 544	189 800	189 800	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	—	66 836	66 836	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	—	July 2003 – Oct 2010

					1 629 669	1 433 398

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
23 Employee share ownership plans continued

					Awards outstanding at:
		Number				Date of
	Number	of reci-	Number	Number	Balance	Directors’	Exercise		Exercise period /
Month of issue	issued	pients	exercised	lapsed	Date	Report	price		release date

Long Term Incentive Plan
(BHP Billiton Limited)
December 2004	4 854 485	293	—	90 377	4 764 108	4 744 108		—	Aug 2009 — Aug 2014

					4 764 108	4 744 108

Group Incentive Scheme
(BHP Billiton Limited)
Deferred Shares
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138		—	Aug 2006 — Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032		—	Aug 2005 — Aug 2008

Options
December 2004	780 181	70	—	—	780 181	776 322	A$	15.39	Aug 2006 — Aug 2009
November 2003	1 338 814	104	—	51 955	1 286 859	1 227 846	A$	11.11	Aug 2005 — Aug 2008

Performance Shares
December 2004	637 676	105	28 199	18 895	590 582	571 812		—	Aug 2007 — Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122		—	Aug 2006 — Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581		—	Aug 2005 — Aug 2008

					17 034 886	13 347 853

Employee Share Plan Options
September 2002	67 500	1	60 750	6 750	—	—	A$	8.95	Oct 2004 — Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$	8.30	Oct 2004 — Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$	8.29	Oct 2004 — Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$	8.72	July 2003 — Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$	8.71	July 2003 — Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$	8.28	July 2003 — Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$	8.27	July 2003 — Oct 2010
April 2000	61 953	3	20 651	—	41 302	20 651	A$	7.60	April 2003 — April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$	7.60	April 2003 — April 2010
December 1999	413 020	1	413 020	—	—	—	A$	8.61	April 2002 — April 2009
December 1999	309 765	1	309 765	—	—	—	A$	7.50	April 2002 — April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$	7.57	April 2002 — April 2009
July 1999	206 510	1	206 510	—	—	—	A$	7.60	April 2002 — April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$	6.92	April 2002 — April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$	6.92	April 2002 — April 2009

					14 571 693	13 174 346
Bonus Equity Share Plan Shares
November 2001	1 016 845	117	918 863	50 320	47 662	47 662		—	Nov 2004 — Oct 2006

					47 662	47 662

(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 8.1 of the Remuneration Report, except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:
(i)	while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.

(ii)	if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in section 8.1 of the Remuneration Report.
(b)	All awards issued under the Restricted Share Scheme (RSS) and Co-investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(c)	Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.

(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.

(e)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan. The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements
24 Reserves

	Share	Profit	Share	Profit
	premium	and loss	premium	and loss
	account	account	account	account
	2005	2005	2004	2004
	US$M	US$M	US$M	US$M

At the beginning of the financial year	518	10 461	518	8 580
Retained profit for the year	—	4 703	—	1 762
BHP Billiton Limited share buy-back	—	(1 481)	—	—
Transfer of goodwill on disposal of operations	—	67	—	—
Employee share awards	—	41	—	71
Exchange variations	—	7	—	48

At the end of the financial year (a)	518	13 798	518	10 461

(a)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$694 million (2004: US$761 million).
25 Reconciliation of movements in shareholders’ funds

	2005	2004	2003
	US$M	US$M	US$M

Attributable profit for the financial year	6 398	3 379	1 901
Other recognised gains	7	48	67

Total recognised gains for the financial year	6405	3 427	1 968
Dividends	(1 695)	(1 617)	(900)
Issue of ordinary shares for cash	56	66	98
Accrued employee entitlement to share awards	109	96	70
Cash settlement of share awards	(3)	—	—
Purchases of shares by ESOP trusts (a)	(47)	(25)	(6)
Transfer of goodwill on disposal of operations	67	—	—
Share repurchase scheme (b) BHP Billiton Plc	—	—	(20)
Share buy-back (refer note 22) BHP Billiton Limited (c)	(1 777)	—	—
Capital reduction on BHP Steel demerger	—	—	(1 489)
Net movement in shareholders’ funds	3 115	1 947	(279)
Shareholders’ funds at the beginning of the financial year	14 038	12 091	12 370

Shareholders’ funds at the end of the financial year	17 153	14 038	12 091

(a)	At 30 June 2005, 1 477 784 shares (2004: 4 948 281; 2003: 347 498) were held in trust with a market value at that date of US$19 million (2004: US$43 million; 2003: US$2 million). BHP Billiton Plc does not hold an interest in any shares of itself.
(b)	BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2005 (2004: nil ordinary shares; 2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2004: US$nil; 2003: US$20 million), was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to the Billiton Employee Share Ownership Trust.
(c)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders’ funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
26 Commitments

	2005	2004
	US$M	US$M

Capital expenditure commitments not provided for in the accounts
Due not later than one year	2 308	1 321
Due later than one year and not later than five years	110	255

Total capital expenditure commitments	2 418	1 576

Lease expenditure commitments
Finance leases(a)
Due not later than one year	7	10
Due later than one year and not later than five years	30	42
Due later than five years	70	54

Total commitments under finance leases	107	106
deduct Future financing charges	51	30

Finance lease liability	56	76

Operating leases(b)
Due not later than one year(c)	250	199
Due later than one year and not later than five years	562	393
Due later than five years	212	231

Total commitments under operating leases	1 024	823

Other commitments
Due not later than one year
Supply of goods and services	658	639
Royalties	7	33
Exploration expenditure	199	46
Chartering costs	103	156

	967	874

Due later than one year and not later than five years
Supply of goods and services	1 622	1 304
Royalties	18	19
Exploration expenditure	49	13
Chartering costs	110	87

	1 799	1 423

Due later than five years
Supply of goods and services	1 136	954
Royalties	37	42
Exploration expenditure	32	—
Chartering costs	34	45

	1 239	1 041

Total other commitments	4 005	3 338

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. Refer notes 19 and 20.

(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005	2004
	US$M	US$M

Land and buildings
Leases which expire:
Within one year	6	5
Between two and five years	12	14
Over five years	25	51

	43	70

Other operating leases
Leases which expire:
Within one year	25	29
Between two and five years	128	61
Over five years	54	39

	207	129

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits
Pension schemes
The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US, Canada and Europe.

	2005	2004	2003
	US$M	US$M	US$M

The pension charge for the year is as follows:
Defined contribution schemes	67	53	41
Industry-wide schemes	32	26	23
Defined benefit schemes(a)
Regular cost	46	40	46
Variation cost	37	41	39
Interest cost	(17)	(17)	(20)

	165	143	129

(a)	Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million; 2003: US$39 million).
To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).
The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.
The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.
For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the pension charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll over the remaining service life of the employees.
Actuarial valuations used for accounting purposes
The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2004 of US$1,196 million. The funding levels of these schemes ranged from 51 per cent to 117 per cent and the overall funding level was 92 per cent.
Formal actuarial valuations
Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

		Pension Plan
	BHP Billiton	for Hourly Employees	BHP USA Retirement
	Superannuation Fund(a)	of BHP Copper Inc	Income Plan

Country	Australia	US	US
Date of valuation	30 June 2003 (b)	1 January 2004	1 January 2004
Investment return	7.0%	8.0%	8.0%
Salary growth	3.5%	n/a	4.5%
Pension increases	n/a	n/a	3.0%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	886	155	104
Actuarial value of fund (US$ million)	886	186	125
Funding level	98%	106%	113%

(a)	US$678 million of the market value and actuarial value of the fund is attributable to the defined contribution section of the fund which is fully funded.

(b)	Formal actuarial valuations are only carried out every three years for the BHP Billiton Superannuation Fund. The next valuation is due as at 30 June 2006.
Post-retirement medical benefits
The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname
	%	%	%	%

Ultimate health care inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

FRS 17 ‘Retirement Benefits’
Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement Benefits’. The aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account (for the operating costs and financing costs) and the statement of total recognised gains and losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders’ funds.
Currently, FRS 17 only has to be applied to disclosures.
The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. In the absence of the transition to IFRS, FRS 17 would be first effective in such a manner for the 30 June 2006 financial year.
Pension schemes – FRS 17 disclosures
The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all funds as at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%

Year ended 30 June 2005
Salary increases	4 to 5	3.5 to 4.5	4.5	2.9 to 5.05	5 to 6	4 to 6.08
Pension increases	n/a	0	0 to 3	1.9 to 2.8	3.2 to 4	2.5 to 4
Discount rate	5.2	5.2	5.1	3.9 to 5	7.75 to 8	5.25 to 10.24
Inflation	2.5	2.5 to 2.7	3	1.9 to 2.8	4	3 to 4

Year ended 30 June 2004
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

Year ended 30 June 2003
Salary increases	4 to 4.5	3.5 to 4.5	4.5	3 to 4.5	7 to 8	3.5 to 5.57
Pension increases	n/a	0	0 to 3	2 to 2.5	3.5 to 5.25	1.5 to 3.5
Discount rate	4.75 to 5	6 to 6.5	6	5	7.5 to 8.7	5.5 to 9.71
Inflation	3	2.5 to 3	3	2 to 2.5	6	2.5 to 3.5

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	—	—	—	3	—	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	—	9	—	20	98	—	127
Other	11	—	—	21	4	1	37

Total assets	398	135	317	235	262	89	1436
Actuarial liabilities	(418)	(130)	(530)	(351)	(189)	(89)	(1707)
Unrecognised surplus	—	(27)	—	(3)	(73)	(3)	(106)

Deficit	(20)	(22)	(213)	(119)	—	(3)	(377)
Related deferred tax asset	7	3	—	34	—	1	45

Net pension liability	(13)	(19)	(213)	(85)	—	(2)	(332)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2004
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	—	—	—	11	—	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	—	8	—	19	87	—	114
Other	—	—	—	6	2	1	9

Total assets	266	107	298	209	230	62	1172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1393)
Unrecognised surplus	—	(22)	—	—	(34)	(10)	(66)

Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	—	49

Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	—	—	—	—	—	19
Cash and net current assets	—	13	5	23	17	—	58
Insured annuities	—	—	—	20	—	—	20

Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1191)
Unrecognised surplus	—	(19)	—	—	(28)	(10)	(57)

Deficit	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax asset	16	4	17	12	—	—	49

Net pension liability	(36)	(10)	(172)	(64)	(2)	(3)	(287)

The expected rates of return on these asset categories were:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%

Year ended 30 June 2005
Bonds	4.6 to 5.4	5.3 to 5.75	4.5 to 6.5	3.6 to 4.8	6.27 to 7	6 to 12.1
Equities	8.4 to 9.9	8 to 8.6	8 to 9	7.1 to 8	9 to 9.25	15.5 to 16.96
Property	6.9 to 7.6	n/a	n/a	n/a	9.25	n/a
Cash and net current assets	4.2	2.5 to 3	3 to 3.5	3.8 to 5	4.3 to 5.57	6
Insured annuities	n/a	2	n/a	5	6.75 to 8	n/a
Other	6.8 to 9.9	n/a	n/a	4.35 to 5.3	5.57 to 9.25	12

Total assets	7.36 to 8.14	2 to 7.48	5.52 to 8.39	4.8 to 7.16	7.4 to 8.41	6.25 to 12.43

Year ended 30 June 2004
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.4 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9

Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Year ended 30 June 2003
Bonds	5 to 6	5.5 to 6.5	7	4.3 to 4.6	7.5 to 9.04	6 to 9.71
Equities	8 to 9	7.25 to 9	9	7.25 to 8.25	12	9.71
Property	7 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5	1 to 3.75	3.5	3.75 to 4.25	7 to 7.75	9.71
Insured annuities	n/a	n/a	n/a	5	n/a	n/a

Total assets	7.5	3.75 to 7.5	8.5	4.8 to 7.2	9.9 to 10.55	6 to 9.71

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
Analysis of the operating costs:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Current service cost	25	5	12	12	3	1	58
Past service cost	—	—	—	(4)	—	—	(4)
Curtailment losses/(gains)	—	—	(2)	2	(3)	—	(3)

Total operating charge	25	5	10	10	—	1	51

Year ended 30 June 2004
Current service cost	26	3	12	11	4	1	57
Past service cost	—	—	2	—	—	13	15
Previously unrecognised surplus deducted from past service costs	—	—	—	—	—	(10)	(10)

Total operating charge	26	3	14	11	4	4	62

Analysis of the financing credits/(costs):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Expected return on pension scheme assets	22	6	25	14	20	5	92
Interest on pension scheme liabilities	(18)	(7)	(28)	(16)	(17)	(4)	(90)

Net return/(cost)	4	(1)	(3)	(2)	3	1	2

Year ended 30 June 2004
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)

Net return/(cost)	5	(1)	(5)	(2)	4	1	2

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
Analysis of gains and losses that would be recognised in STRGL:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Actual return less expected return on pension scheme assets	33	11	7	13	40	10	114
Experience gains/(losses) arising on the scheme liabilities	(2)	(4)	—	(2)	6	(5)	(7)
Changes in assumptions underlying the present value of scheme liabilities	(8)	(14)	(74)	(60)	7	(15)	(164)
Gain/(loss) pursuant to unrecognised surpluses	—	(3)	—	(3)	(44)	8	(42)

Total actuarial gain/(loss) recognised in STRGL	23	(10)	(67)	(52)	9	(2)	(99)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	8.3%	8.1%	2.2%	5.5%	15.3%	11.2%	7.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(0.5%)	(3.1%)	0.0%	(0.6%)	3.2%	(5.6%)	(0.4%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.5%	(7.7%)	(12.6%)	(14.8%)	4.8%	(2.2%)	(5.8%)

Year ended 30 June 2004
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on the scheme liabilities	(22)	—	—	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	—	27
Loss pursuant to unrecognised surpluses	—	(3)	—	—	—	(10)	(13)

Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9%)	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3%)	0%	0%	(2.1%)	1.9%	(1.9%)	(1.8%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6%)	5.6%	4.2%

Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	—	2	—	—	—	(13)	(11)
Gain pursuant to legislative change with regard to South African surpluses	—	—	—	—	9	—	9

Total actuarial loss recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(10.3%)	(1.0%)	(9.6%)	(6.4%)	(10.1%)	21.3%	(6.7%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1%)	1.4%	(2.8%)	(1.2%)	(22.5%)	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0%)	(5.2%)	(14.8%)	(17.8%)	(2.4%)	(37.5%)	(12.9%)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses) arising on the scheme liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains/(losses)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(14.9%)	(3.3%)	(27.1%)	(12.3%)	(1.1%)	70.5%	(12.5%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3%)	(58.1%)	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7%)	(4.9%)	(23.8%)	(14.0%)	(62.9%)	41.9%	(14.3%)

The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.
Analysis of the movement in surplus/(deficit):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(4)	—	—	—	—	—	(4)
Current service cost	(25)	(5)	(12)	(12)	(3)	(1)	(58)
Contributions	22	7	18	14	3	2	66
Past service cost	—	—	—	4	—	—	4
Other finance income/(costs)	4	(1)	(3)	(2)	3	1	2
Actuarial gains/(losses)	23	(10)	(67)	(52)	9	(2)	(99)
Curtailment gains/(losses)	—	—	2	(2)	3	—	3
Exchange gains/(losses)	(3)	(2)	—	2	—	(1)	(4)

Deficit in schemes at 30 June 2005	(20)	(22)	(213)	(119)	—	(3)	(377)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	—	—	—	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	—	75
Past service cost	—	—	(2)	—	—	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	—	(6)	(3)	1	(11)

Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
Post-retirement medical benefits – FRS 17 disclosures
The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa	US	Canada	Suriname	UK
	%	%	%	%	%

Year ended 30 June 2005
Ultimate health care inflation rate	6%	5%	5%	5%	n/a
Discount rate	8.25%	5.1%	5.2%	5.25%	n/a

Year ended 30 June 2004
Ultimate health care inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5

Year ended 30 June 2003
Ultimate health care inflation rate	7	5.5	5	3.5	n/a
Discount rate	9.75	6.25	6	5.5	n/a

The actuarial liabilities of the post-retirement medical schemes were:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Present value of scheme liabilities	(143)	(147)	(26)	(19)	—	(335)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(161)	(147)	(26)	(19)	—	(353)
Related deferred tax asset	48	16	—	6	—	70

Net post-retirement medical liability	(113)	(131)	(26)	(13)	—	(283)

Year ended 30 June 2004
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	—	—	—	—	(27)

Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	—	3	—	64

Net post-retirement medical liability	(132)	(119)	(25)	(7)	(1)	(284)

Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	—	(315)
Past service credit	(20)	—	—	—	—	(20)

Deficit	(153)	(137)	(26)	(19)	—	(335)
Related deferred tax asset	34	22	—	6	—	62

Net post-retirement medical liability	(119)	(115)	(26)	(13)	—	(273)

Analysis of the operating costs/(credits):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Current service cost	4	3	—	—	—	7
Past service cost	(7)	—	—	—	—	(7)
Curtailment gains	(22)	—	—	—	—	(22)

Total operating charge	(25)	3	—	—	—	(22)

Year ended 30 June 2004
Current service cost	3	3	—	—	—	6
Past service cost	16	1	—	—	—	17

Total operating charge	19	4	—	—	—	23

Analysis of the financing costs:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Interest on post-retirement medical liabilities	(16)	(8)	(1)	(1)	—	(26)

Net cost	(16)	(8)	(1)	(1)	—	(26)

Year ended 30 June 2004
Interest on post-retirement medical liabilities	(14)	(8)	(1)	(1)	—	(24)

Net cost	(14)	(8)	(1)	(1)	—	(24)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
Analysis of gains and losses that would be recognised in STRGL:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Experience gains arising on scheme liabilities	5	1	1	1	—	8
Changes in assumptions underlying the present value of scheme liabilities	(8)	(21)	—	(6)	—	(35)

Actuarial gain/(loss) recognised in STRGL	(3)	(20)	1	(5)	—	(27)

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	3.5%	0.7%	3.8%	5.3%	0%	2.4%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	(2.1%)	(13.6%)	3.8%	(26.3%)	0%	(8.1%)

Year ended 30 June 2004
Experience gains arising on scheme liabilities	23	10	—	—	—	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	—	—	—	2

Actuarial gain recognised in STRGL	22	13	—	—	—	35

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%

Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	—	—	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	—	—	(32)

Actuarial loss recognised in STRGL	(36)	(1)	(6)	—	—	(43)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3%)	10.9%	3.8%	0%	0%	(3.5%)
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1%)	(0.7%)	(23.1%)	0%	0%	(13.7%)

Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	—	—	(1)	—	(11)

Actuarial loss recognised in STRGL	(2)	(6)	—	(1)	—	(9)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7%)	0%	0%	0%	0.9%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7%)	(4.7%)	0%	(5.3%)	0%	(4.1%)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
27 Pensions and post-retirement medical benefits continued
Analysis of the movement in surplus/(deficit):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	—	—	(3)	1	(2)
Current service cost	(4)	(3)	—	—	—	(7)
Contributions	9	8	2	—	—	19
Past service costs	7	—	—	—	—	7
Other finance costs	(16)	(8)	(1)	(1)	—	(26)
Actuarial gains/(losses)	(3)	(20)	1	(5)	—	(27)
Curtailment gains	22	—	—	—	—	22
Exchange gains/(losses)	12	—	(3)	—	—	9

Deficit in schemes at 30 June 2005	(161)	(147)	(26)	(19)	—	(353)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	2	—	9	(1)	10
Current service cost	(3)	(3)	—	—	—	(6)
Contributions	6	10	2	1	—	19
Past service costs	(16)	(1)	—	—	—	(17)
Other finance costs	(14)	(8)	(1)	(1)	—	(24)
Actuarial gains	22	13	—	—	—	35
Exchange losses	(30)	—	—	—	—	(30)

Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures – FRS 17 disclosures
If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Group balance sheet and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.
28 Analysis of movements in net debt

				Other
	At 1 July	Acquisitions		non-cash	Exchange	At 30 June
	2004 (a)	& disposals	Cash flow	movements	movements	2005
	US$M	US$M	US$M	US$M	US$M	US$M

Cash at bank and in hand	674	(50)	284	—	8	916
Overdrafts	(133)	—	129	—	(11)	(15)

	541	(50)	413	—	(3)	901

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(76)	—	22	—	(2)	(56)
Other debt due within one year	(1 188)	19	(718)	(729)	(18)	(2 634)
Other debt due after more than one year	(4 936)	(708)	(3 061)	729	5	(7 971)

	(6 650)	(689)	(3 757)	—	(15)	(11 111)

Liquid resources (b)	1 144	356	(998)	—	—	502

Net debt	(4 965)	(383)	(4 342)	—	(18)	(9 708)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	674	(50)	284	—	8	916
Money market deposits (b)	1 144	356	(998)	—	—	502

	1 818	306	(714)	—	8	1 418

(a)	Amounts owing to joint venture participants of US$196 million at 30 June 2004 (2003: US$55 million) were reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.

(b)	Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments
BHP Billiton Group financial risk strategy
The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group’s Portfolio Risk Management strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group’s financial targets while protecting its future financial security and flexibility.
The strategy entails managing risk at the portfolio level through the adoption of a ‘self-insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.
There are two components to the Portfolio Risk Management strategy:
Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent).
Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.
Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.
Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.
The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.
BHP Billiton Group risk exposures and responses
The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued
Interest rate risk
The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.
When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.
The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.
The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.
Interest rate risk

		Weighted	Floating	Fixed interest maturing in:				Non-
		average	interest	1 year or	1 to 2	2 to 5	More than 5	interest
		interest	rate	less	years	years	years (c)	bearing	Total
2005	Note	rate (a)	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Financial assets
Cash	28	2.3%	1 210	208	—	—	—	—	1 418
Debtors		9.7%	—	8	—	2	5	3 789	3 804
Other financial assets	15,18	7.7%	294	2	—	—	—	98	394

			1 504	218	—	2	5	3 887	5 616

Financial liabilities
Creditors		—	—	—	—	—	—	3 983	3 983
Bank overdrafts (unsecured)	19	3.5%	15	—	—	—	—	—	15
Bank loans	19,20	3.6%	3 173	—	—	—	—	—	3 173
Commercial paper	19	3.2%	1 602	—	—	—	—	—	1 602
Notes and debentures	19,20	5.1%	2 264	316	1	—	1 809	—	4 390
Non-recourse finance	19,20	4.0%	649	23	23	12	—	—	707
Secured debt (limited recourse)	19,20	6.1%	175	28	28	115	89	—	435
Redeemable preference shares	20	5.4%	150	300	—	—	—	—	450
Lease liabilities	19,20	7.9%	33	—	—	—	23	—	56
Other borrowings	19,20	6.2%	134	7	9	27	63	58	298
Employee benefits (b)	21	5.1%	80	—	—	—	—	760	840

			8 275	674	61	154	1 984	4 801	15 949

Interest rate swaps (c)			(2 263)	281	—	1 132	850

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

		Weighted	Floating	Fixed interest maturing in:				Non-
		average	interest	1 year or	1 to 2	2 to 5	More than 5	interest
		interest	rate	less	years	years	years (c)	bearing	Total
2004	Note	rate (a)	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Financial assets
Cash	28	1.1%	1 747	71	—	—	—	—	1 818
Debtors		8.6%	—	—	17	15	8	3 081	3 121
Other financial assets	15,18	9.0%	380	4	—	—	6	138	528

			2 127	75	17	15	14	3 219	5 467

Financial liabilities
Creditors		—	—	—	—	—	—	2 519	2 519
Bank overdrafts (unsecured)	19	1.9%	133	—	—	—	—	—	133
Bank loans	19,20	7.4%	238	64	—	5	—	—	307
Commercial paper	19	—	—	—	—	—	—	—	—
Notes and debentures	19,20	3.8%	2 394	176	316	—	1 073	—	3 959
Non-recourse finance	19,20	2.5%	825	23	—	58	—	—	906
Secured debt (limited recourse)	19,20	6.1%	193	28	32	98	135	—	486
Redeemable preference shares	20	5.2%	150	—	300	—	—	—	450
Lease liabilities	19,20	11.6%	34	2	—	10	30	—	76
Other borrowings	19,20	6.1%	268	7	7	23	80	81	466
Employee benefits (b)	21	5.9%	72	—	—	—	—	550	622

			4 307	300	655	194	1 318	3 150	9 924

Interest rate swaps(c)			(2 263)	—	281	1 132	850

(a)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(b)	Employee benefits to be settled in cash.
(c)	Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to note 20 and the interest rate and cross currency swap table below.
Combined interest rate and foreign currency risk

							Weighted
							average
						Weighted	period to
					Weighted	average	maturity for
					average	period for	non-interest
	Floating	Fixed	Non-interest		Interest	which rate is	bearing
	rate (a)	rate	bearing	Total	rate (%)	fixed	balances
2005	US$M	US$M	US$M	US$M	Fixed rate	Years	Years

Financial assets
US dollar	753	215	2 826	3 794	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	—	4	45	—	—	3
Other	265	3	357	625	2.30	1	2

	1 504	225	3 887	5 616	2.85	1	2

Financial liabilities (b)
US dollar	8 112	2 780	1 409	12 301	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	—	—	119	119	—	—	1
Other	14	9	502	525	7.20	11	1

	8 275	2 873	4 801	15 949	6.89	8	1

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

							Weighted
							average
						Weighted	period to
					Weighted	average	maturity for
					average	period for	non-interest
	Floating	Fixed	Non-interest		interest	which rate is	bearing
	rate (a)	rate	bearing	Total	rate (%)	fixed	balances
2004	US$M	US$M	US$M	US$M	Fixed rate	Years	Years

Financial assets
US dollar	1 503	62	2 035	3 600	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	—	10	42	—	—	1
Other	292	20	558	870	1.08	1	2

	2 127	121	3 219	5 467	3.90	2	2

Financial liabilities(b)
US dollar	3 897	2 278	1 242	7 417	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	—	—	90	90	—	—	1
Other	41	17	322	380	6.73	9	1

	4 307	2 467	3 150	9 924	7.42	8	1

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.
(b)	Financial liabilities are presented after the effect of cross currency and interest rate swaps.
Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

			Weighted average		Weighted average
	Weighted average		interest rate		interest rate		Interest rate		Cross currency
	exchange rate		payable		receivable		swap amount(a)		swap amount (a)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
			%	%	%	%	US$M	US$M	US$M	US$M

Interest rate swaps
US dollar swaps
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	2.68	1.80	4.80	4.80	850	850	n/a	n/a
Pay floating (b)/receive fixed(c)
Later than five years	n/a	n/a	3.96	—	5.13	—	500	—	n/a	n/a
Pay fixed/receive floating (b)(c)
Not later than one year	n/a	n/a	1.74	—	3.96	—	(500)	—	n/a	n/a

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating (b) /receive floating (b)
Not later than one year	—	0.5217	—	1.61	—	5.68	—	—	—	130
Pay floating (b) /receive fixed
Not later than one year	0.5620	—	4.96	—	7.50	—	281	—	281	—
Later than one year but not later than two years	—	0.5620	—	2.09	—	7.50	—	281	—	281
Later than two years but not later than five years	0.5217	0.5217	3.57	1.96	6.25	6.25	391	391	391	391

Euro to US dollar swaps
Pay floating (b) /receive fixed
Later than two years but not later than five years	0.9881	0.9881	2.83	1.43	3.88	3.88	741	741	741	741

							2 263	2 263	1 413	1 543

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar and Euro swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.
(c)	The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013. Refer note 20.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued
Currency risk
The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:
•	transactional exposure in respect of non-functional currency expenditure and revenues;

•	translational exposure in respect of investments in overseas operations; and

•	translational exposure in respect of non-functional currency monetary items.
The potential currency exposures are discussed below.
Transactional exposure in respect of non-functional currency expenditure and revenues
Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.
The Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to capital expenditure hedging’.
In addition, the Group enters into hedges to manage short term foreign currency cashflows and non-US dollar exposures in Marketing contracts. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to operating hedging’.
The following table provides information about the principal currency hedge contracts.
Forward exchange contracts

	Weighted average		Contract amounts
	exchange rate		2005	2004
	2005	2004	US$M	US$M

Relating to capital expenditure hedging
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	0.7251	0.7069	753	361
Later than one year but not later than two years	0.6993	0.6928	123	334
Later than two years but not later than three years	0.7215	0.6803	4	68
Later than three years but not later than four years	—	0.6715	—	1

Total	0.7214	0.6983	880	764

Forward contracts — sell Australian dollars/buy US dollars
Not later than one year	0.7649	—	77	—
Later than one year but not later than two years	0.7507	—	14	—
Later than two years but not later than three years	0.7408	—	4	—

Total	0.7618	—	95	—

Forward contracts — sell US dollars/buy Euros
Not later than one year	0.7773	—	21	—
Later than one year but not later than two years	0.7553	—	2	—

Total	0.7754	—	23	—

Forward contracts — sell US dollars/buy Canadian dollars
Not later than one year	1.2821	—	30	—

Total	1.2821	—	30	—

Forward contracts — sell US dollars/buy Chilean pesos
Not later than one year	586.6	—	117	—
Later than one year but not later than two years	588.5	—	15	—

Total	586.8	—	132	—

Forward contracts — sell US dollars/buy Japanese yen
Not later than one year	103.57	—	5	—

Total	103.57	—	5	—

Forward contracts — sell other currencies/buy US dollars
Not later than one year	n/a	—	10	—

Total	n/a	—	10	—

Relating to operating hedging
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	—	0.7101	—	7

Total	—	0.7101	—	7

Forward contracts — sell Australian dollars/buy US dollars
Not later than one year	—	0.6882	—	58

Total	—	0.6882	—	58

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

	Weighted average		Contract amounts
	exchange rate		2005	2004
	2005	2004	US$M	US$M

Forward contracts — sell Euros/buy US dollars
Not later than one year	0.8089	0.8313	142	136
Later than one year but not later than two years	0.7850	0.8383	32	57

Total	0.8045	0.8334	174	193

Forward contracts — sell US dollars/buy Euros
Not later than one year	0.7644	0.9309	5	3
Later than one year but not later than two years	0.7509	0.9439	10	2
Later than two years but not later than three years	—	0.9357	—	22

Total	0.7553	0.9358	15	27

Forward contracts — sell US dollars/buy UK pounds sterling
Not later than one year	0.5492	—	46	—

Total	0.5492	—	46	—

Forward contracts — sell UK pounds sterling/buy US dollars
Not later than one year	0.5427	0.5571	52	161
Later than one year but not later than two years	0.5538	0.5726	40	17

Total	0.5475	0.5586	92	178

Forward contracts — sell US dollars/buy South African rand
Not later than one year	6.7442	7.3677	52	23
Later than one year but not later than two years	7.9920	7.7686	6	12
Later than two years but not later than three years	8.1950	8.1950	—	1

Total	6.8832	7.5137	58	36

Forward contracts — sell South African rand/buy US dollars
Not later than one year	—	6.9940	—	45

Total	—	6.9940	—	45

Forward contracts — sell South African rand/buy Euros
Not later than one year	6.6762	—	1	—

Total	6.6762	—	1	—

Relating to WMC acquisition
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	0.7737	—	484	—

Total	0.7737	—	484	—

Translational exposure in respect of investments in overseas operations
The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves and in the statement of total recognised gains and losses.
Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.
Translational exposure in respect of non-functional currency monetary items
Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at continuing operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.
The combined interest rate and foreign currency risk table presented under the heading interest rate risk in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.
The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
2005	US$M	US$M	US$M	US$M	US$M	US$M

Functional currency of Group operation
US dollars	—	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	—	—	—	—	16
Canadian dollars	24	—	—	—	—	24
UK pounds sterling	14	—	—	—	(4)	10
Other	—	—	—	—	—	—

	54	(3 372)	(437)	(722)	(556)	(5 033)

	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
2004	US$M	US$M	US$M	US$M	US$M	US$M

Functional currency of Group operation
US dollars	—	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	—	—	—	—	29
Canadian dollars	43	—	—	—	—	43
UK pounds sterling	(23)	—	—	—	—	(23)
Other	—	—	—	—	—	—

	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation, creditors and employee benefits.
Liquidity risk
In September 2004 the Group’s US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18 month tranche and a US$2.5 billion 5 year tranche.
In October 2004, Moody’s Investors Service upgraded the BHP Billiton Group’s long term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.
The BHP Billiton Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.
The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	liabilities	Total
2005	US$M	US$M	US$M	US$M	US$M

Due for payment
In one year or less or on demand	2 649	3	450	4 350	7 452
In more than one year but not more than two years	3 159	7	—	113	3 279
In more than two years but not more than five years	1 732	11	—	—	1 743
In more than five years	3 080	35	—	360	3 475

	10 620	56	450	4 823	15 949

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	Liabilities	Total
2004	US$M	US$M	US$M	US$M	US$M

Due for payment
In one year or less or on demand	1 321	9	—	2 747	4 077
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	—	1 699
In more than five years	2 489	55	—	280	2 824

	6 257	76	450	3 141	9 924

	2005	2004
	US$M	US$M

Loans falling due after more than five years are repayable as follows:
By instalments	302	453
Not by instalments	2 778	2 036

	3 080	2 489

At 30 June 2005 borrowings of US$54 million (2004: US$157 million) due within one year and US$437 million (2004: US$502 million) due after more than one year respectively were secured by assets of the BHP Billiton Group.
The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2005	2004
	US$M	US$M

Expiring in one year or less	—	1 250
Expiring in more than two years (a)	5 500	1 250

	5 500	2 500

(a)	This represents the US$2.5 billion five year tranche of the acquisition finance facility and the US$3 billion multi-currency revolving credit facility used to support the A$2 billion Australian commercial paper programme and a US$3 billion commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil).
None of the BHP Billiton Group’s general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.
Commodity price risk
The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.
Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.
The following table provides information about the BHP Billiton Group’s material cash settled commodity contracts, which have not been recognised in the accounts.
Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued

				Average price of fixed			Notional amount of fixed
	Volume		Units	contract		Term to	contract (a)
	2005	2004		2005	2004	maturity	2005	2004
				US$	US$	(months)	US$M	US$M

Aluminium
Forwards – buy fixed/sell floating (b)	555	507	000 tonnes	1 734	1 578	0–12	962	800
	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/buy floating (b)	561	622	000 tonnes	1 750	1 597	0–12	981	993
	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20

Copper
Forwards – buy fixed/sell floating (b)	230	91	000 tonnes	2 803	2 560	0–12	647	233
	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/buy floating (b)	218	96	000 tonnes	2 837	2 538	0–12	618	244
	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10

Zinc
Forwards – buy fixed/sell floating (b)	40	23	000 tonnes	1 237	1 086	0–12	49	25
	8	12	000 tonnes	1 229	1 110	13–24	9	13
	—	4	000 tonnes	—	1 060	25–48	—	4
Forwards – sell fixed/buy floating (b)	37	18	000 tonnes	1 229	1 075	0–12	45	19
	6	12	000 tonnes	1 135	1 066	13–24	6	13
	—	4	000 tonnes	—	1 083	25–48	—	4

Lead
Forwards – buy fixed/sell floating (b)	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/buy floating (b)	26	19	000 tonnes	971	715	0–12	26	14

Silver
Forwards – buy fixed/sell floating (b)	6 450	5 075	000 ounces	7.36	5.90	0–12	47	30
	2 000	—	000 ounces	7.47	—	13–24	15	—
Forwards – sell fixed/buy floating (b)	3 450	600	000 ounces	7.47	5.86	0–12	25	4

Petroleum
Forwards – buy fixed/sell floating (b)	—	5 819	000 barrels	—	31.19	0–12	—	182
	—	797	000 barrels	—	29.80	13–24	—	24
	—	500	000 barrels	—	26.08	25–48	—	13
Forwards – sell fixed/buy floating (b)	—	5 631	000 barrels	—	33.09	0–12	—	186
	—	1 222	000 barrels	—	30.13	13–24	—	37
	—	527	000 barrels	—	26.43	25–48	—	14

Energy Coal
Forwards – buy fixed/sell floating (b)	15 790	20 070	000 tonnes	60.93	49.92	0–12	962	1 002
	2 565	4 740	000 tonnes	60.38	55.50	13–24	155	263
	300	600	000 tonnes	58.67	62.19	25–48	18	37
Forwards – sell fixed/buy floating (b)	14 381	20 765	000 tonnes	61.04	50.24	0–12	878	1 043
	2 535	5 385	000 tonnes	59.88	53.70	13–24	152	289
	180	1 020	000 tonnes	56.93	54.67	25–48	10	56

Gas
Forwards (buy)	89 625	272 483	000 therms	0.48	0.42	0–12	43	114
	9200	27 500	000 therms	0.31	0.33	13–24	3	9
Forwards (sell)	86 300	271 136	000 therms	0.49	0.42	0–12	42	114
	9 200	27 500	000 therms	0.36	0.34	13–24	3	9

Electricity
Forwards (buy)	8 002	29 157	000 MwH	47.25	37.66	0–12	378	1 098
	2 044	6105	000 MwH	51.53	39.71	13–24	105	242
	143	450	000 MwH	56.79	44.04	25–48	8	20
Forwards (sell)	7 933	29 293	000 MwH	47.34	37.91	0–12	376	1 111
	2 020	6 100	000 MwH	54.36	40.45	13–24	110	247
	220	472	000 MwH	66.40	45.79	25–48	15	22

Notes to Financial Statements continued
29 Financial instruments continued

				Average price of fixed			Notional amount of fixed
	Volume		Units	contract		Term to	contract (a)
	2005	2004		2005	2004	maturity	2005	2004
				US$	US$	(months)	US$M	US$M

Freight Transport and Logistics
Time Charter Forwards – buy fixed/sell floating (b)	6 045	2 635	days	27 375	18 347	0–12	165	48
	1 837	733	days	20 970	23 462	13–24	39	17
	184	184	days	12 500	11 250	25–48	3	2
Forwards – sell fixed/buy floating (b)	5 855	2 769	days	26 059	20 627	0–12	153	56
	1 837	733	days	24 100	26 380	13–24	44	19
	184	184	days	14 000	9 400	25–48	3	2

Voyage Charter
Forwards – buy fixed/sell floating (b)	2275	2 025	000 tonnes	15.30	10.95	0–12	35	22
	1 400	—	000 tonnes	13.62	—	13–24	19	—
Forwards – sell fixed/buy floating (b)	2 225	1 950	000 tonnes	15.83	11.83	0–12	35	23
	3 050	—	000 tonnes	12.97	—	13–24	40	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.
Credit risk
Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.
Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.
The extent of the BHP Billiton Group’s combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.
These risks are categorised under the following headings:
Counterparties
The BHP Billiton Group conducts transactions with the following major types of counterparties:
•	Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

•	Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

•	Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.
The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.
Geographic
The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.
Terms of trade are continually monitored by the BHP Billiton Group.
Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.
Industry
The BHP Billiton Group is not materially exposed to any individual industry or customer.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued
Hedging of financial risks
Changes in the fair value of instruments used as hedges are not recognised in profit and loss until the hedged position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

			Net gains/			Net gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	2005	2005	2005	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M

Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)

Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)

Closing balance unrecognised gains/(losses) (a)	382	(336)	46	17	(94)	(77)

of which:
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)

	382	(336)	46	17	(94)	(77)

(a)	Full recognition will not appear in the profit and loss account as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.
Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward	CCIRS	Interest	Finance	Forward	CCIRS	Interest	Finance
	currency	interest	rate	lease	currency	interest	rate	lease
	swaps	component	swaps	swap(a)	swaps	component	swaps	swap (a)
	2005	2005	2005	2005	2004	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Opening balance unrecognised gains	—	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	—	42	30	(1)	(7)	—	—	(1)

Gains arising in prior years and not recognised	—	64	(30)	—	4	36	41	1
Gains/(losses) arising in the year and not recognised	—	9	29	—	(4)	(14)	(101)	—

Closing balance unrecognised gains/(losses)	—	73	(1)	—	—	22	(60)	1

of which:	—			—	—
Gains/(losses) expected to be recognised within one year	—	(2)	3	—	—	(42)	(30)	—
Gains/(losses) expected to be recognised after one year	—	75	(4)	—	—	64	(30)	1

	—	73	(1)	—	—	22	(60)	1

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
29 Financial instruments continued
Fair value of financial instruments
The following table presents the book values and fair values of the BHP Billiton Group’s financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.
The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value	Fair value	Book value	Fair value
	2005	2005	2004	2004
	US$M	US$M	US$M	US$M

Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(3 202)	(3 202)	(1 330)	(1 330)
Long-term borrowings	(8 371)	(8 630)	(5 876)	(6 113)
Cross currency contracts
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 891)	(4 891)	(3 214)	(3 214)
Finance lease swap	—	—	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures and associates	84	84	238	238
Current asset investments	212	212	167	167
Fixed asset investments	98	163	123	202
Investment in exploration companies (refer note 15)	—	21	—	19
Other assets to be settled in cash	3 804	3 804	3 121	3 121
Derivative financial instruments held to hedge the BHP Billiton Group’s foreign currency transaction exposures and commodity price risks
Forward commodity contracts	—	6	—	(47)
Forward foreign currency contracts	—	40	—	(30)

	(10 333)	(10 412)	(4 457)	(4 710)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
30 Related parties
BHP Billiton Group companies have trading relationships with a number of joint ventures of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2005, sales made by BHP Billiton Group entities to such joint ventures amounted to US$60 million (2004: US$12 million).
Amounts owing between the BHP Billiton Group and joint ventures are disclosed in note 15.
It is Group policy that all transactions with joint ventures are conducted in the normal course of business and under normal commercial terms and conditions.
The details of executive Directors’ remuneration and interests in long-term incentive plans, including the number of Shares and Options awarded during the year ended 30 June 2005, are included in the Remuneration Report. Details in relation to Directors’ share interests are included in the Directors’ Report.
Transactions with Director-related entities
A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a Director-related entity of M A Chaney. This company provided products and services totalling US$23.8 million (2004: US$18.7 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005 the Group owed US$0.3 million to this company.
Other Director transactions with BHP Billiton Group entities
Other transactions include:
•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.
All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.
Following the termination of his employment on 1 July 2002, Mr P Anderson (former Chief Executive Officer) entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr P Anderson received a total fee in 2005 of US$36 667 (2004: US$71 334) under this arrangement.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
31 Specified Executives
The information in this section relates to those executives (recognised as defined under Australian Accounting Standards, other than executive Directors, and numbering at least five) who have the greatest authority for managing the BHP Billiton Group (’Specified Executives’) during the current year.
Remuneration
The details of remuneration of Specified Executives are included in the Remuneration Report.
Share and Option plans
The following tables set out details of the Specified Executives’ interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the Specified Executives’ interests in the plans, including comparatives, are presented as ordinary shares under award. This includes where applicable a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by Specified Executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.
Group Incentive Scheme 2004 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005

P S Aiken (b)	—	58 553	—	—	58 553	August 2006
J C Fast (b)	—	53 908	—	—	53 908	August 2006
R W Kirkby (b)	—	57 450	—	—	57 450	August 2006
Dr M J Kloppers (c)	—	60 548	—	—	60 548	August 2006
C J Lynch (b)	—	55 908	—	—	55 908	August 2006

Total	—	286 367	—	—	286 367

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.

(b)	Granted BHP Billiton Limited awards.

(c)	Granted BHP Billiton Plc awards.
Long Term Incentive Plan 2004 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005

P S Aiken (b)	—	225 000	—	—	225 000	August 2009
J C Fast (b)	—	175 000	—	—	175 000	August 2009
R W Kirkby (b)	—	225 000	—	—	225 000	August 2009
Dr M J Kloppers (c)	—	225 000	—	—	225 000	August 2009
C J Lynch (b)	—	225 000	—	—	225 000	August 2009

Total	—	1 075 000	—	—	1 075 000

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per performance share was estimated at A$6.85 and £2.63 respectively.

(b)	Granted BHP Billiton Limited awards.

(c)	Granted BHP Billiton Plc awards.
Group Incentive Scheme 2003 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005

P S Aiken	69 815	—	—	—	69 815	August 2005
J C Fast	54 782	—	—	—	54 782	August 2005
R W Kirkby	58 031	—	—	—	58 031	August 2005
Dr M J Kloppers	55 378	—	—	—	55 378	August 2005
C J Lynch	61 010	—	—	—	61 010	August 2005

Total	299 016	—	—	—	299 016

Group Incentive Scheme 2003 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005

P S Aiken	69 815	—	—	—	69 815	August 2006
J C Fast	54 782	—	—	—	54 782	August 2006
R W Kirkby	58 031	—	—	—	58 031	August 2006
Dr M J Kloppers	55 378	—	—	—	55 378	August 2006
C J Lynch	61 010	—	—	—	61 010	August 2006

Total	299 016	—	—	—	299 016

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
31 Specified executive continued
Group Incentive Scheme 2002 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005

P S Aiken	158 118	—	—	—	158 118	August 2005
J C Fast	115 921	—	—	—	115 921	August 2005
R W Kirkby	110 391	—	—	—	110 391	August 2005
Dr M J Kloppers	119 485	—	—	—	119 485	August 2005
C J Lynch	117 117	—	—	—	117 117	August 2005

Total	621 032	—	—	—	621 032

Performance Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed(a)	At 30 June 2005

P S Aiken	131 856	—	118 670	(b)	13 186	—	1 October 2004
J C Fast	107 093	—	96 384	(d)	10 709	—	1 October 2004
R W Kirkby	82 330	—	74 097	(c)	8 233	—	1 October 2004
C J Lynch	109 559	—	98 603	(d)	10 956	—	1 October 2004

Total	430 838	—	387 754		43 084	—

(a)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.28. The remaining 10 per cent lapsed.

(b)	The market price on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.

(c)	The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.

(d)	Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.
Restricted Share Scheme (RSS) 2001

Name	BHP Billiton Plc Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed(b)	At 30 June 2005

Dr M J Kloppers	84 182	—	75 764	(a)	8 418	—	8 October 2004

(a)	The shares were transferred to Dr Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.

(b)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.
Performance Share Plan 2000

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested (a)	Lapsed	At 30 June 2005

C J Lynch	43 592	—	43 592	—	—	1 July 2004

(a)	100 per cent of the shares vested on 1 July 2004 following the end of the performance period, and the market price was A$12.51. As at 30 June 2005, Mr Lynch had not yet exercised the 43 592 vested shares.
Performance Share Plan (Medium Term Incentive) 2001

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date(b)
At 1 July
	2004(a)	Granted	Vested	Lapsed	At 30 June 2005

J C Fast	36 155	—	—	—	36 155	1 October 2005
R W Kirkby	22 597	—	—	—	22 597	1 October 2005

Total	58 752	—	—	—	58 752

(a)	Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.

(b)	The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the plan until October 2005.
Co-Investment Plan (CIP) 2001

Name	BHP Billiton Plc Ordinary Shares under award					Vesting date(b)
At 1 July
	2004(a)	Granted	Vested	Lapsed	At 30 June 2005

Dr M J Kloppers	95 295	—	—	—	95 295	1 October 2005

(a)	Includes 26 471 committed shares invested by M J Kloppers.

(b)	The first performance period ceased on 30 September 2003. M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the plan until October 2005.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
31 Specified executives continued
Bonus Equity Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Release date
	At 1 July 2004	Granted	Vested (a)		Lapsed	At 30 June 2005

P S Aiken	77 404	—	77 404	(b)	—	—	November 2004
C J Lynch	18 692	—	18 692	(c)	—	—	November 2004

Total	96 096	—	96 096		—	—

(a)	In November 2001, shares were allocated to BHP Billiton Limited employees under the Bonus Equity Plan (BEP). The shares were held by the BHP employee Trust (Trustee) on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. P S Aiken and C J Lynch instructed the Trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.

(b)	The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.

(c)	The market price on date of transfer (23 December 2004) was A$15.42. The aggregate gain was A$288 231.
Partly paid shares

First
							Unpaid	exercise
R W Kirkby	BHP Billiton Limited Ordinary Shares under award						amount(d)	date	Expiry date
At 1 July
	2004(a)	Granted	Exercised		Lapsed	At 30 June 2005

ESS 1997	74 964	—	74 964	(b)	—	—	A$6.83	n/a	1 October 2017
ESS 1996	107 090	—	107 090	(c)	—	—	A$6.94	n/a	2 October 2016
ESS 1995	72 279	—	—		—	72 279	A$8.17	n/a	4 October 2015
ESS 1994	108 255	—	—		—	108 255	A$8.43	n/a	4 October 2014

Total	362 588	—	182 054		—	180 534

(a)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.

(b)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.

(c)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.

(d)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2005, adjusted for bonus issues.
No options have been granted since the end of the financial year.
Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the employee share ownership plan, is set out in note 23.
32 Contingent liabilities

	2005	2004
	US$M (c)	US$M (c)

Contingent liabilities at balance date, not otherwise provided for in these accounts are categorised as arising from:
Joint ventures (unsecured)
Other(a)	104	93

	104	93

Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees(b)	1	1
Other(a)	155	144

	156	145

Total contingent liabilities	260	238

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21.

(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

(c)	For US GAAP reporting purposes, the Group is also required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004: US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
33 BHP Billiton Plc (unconsolidated parent company)
BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with Section 230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2005 and 2004 as follows:
BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc
	2005	2004
	US$M	US$M

Fixed assets
Investments
Subsidiaries(a)	3 131	3 131

	3 131	3 131

Current assets
Debtors – amounts due within one year(b)	416	382
Cash including money market deposits	426	1

	842	383
Creditors – amounts falling due within one year(c)	(1 233)	(1 142)

Net current liabilities	(391)	(759)

Total assets less current liabilities	2 740	2 372
Provisions for liabilities and charges (d)	(17)	(12)

Net assets	2 723	2 360

Capital and reserves
Called up share capital – BHP Billiton Plc (refer note 22)	1 234	1 234
Share premium account(e)	518	518
Profit and loss account(e)	971	608

Equity shareholders’ funds(f)	2 723	2 360

The BHP Billiton Plc unconsolidated parent company financial statements were approved by the Board of Directors on
8 September 2005 and signed on its behalf by:

Don Argus	Charles Goodyear
Chairman	Chief Executive Officer
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
33 BHP Billiton Plc (unconsolidated parent company) continued
Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	At 30 June 2005 the Company held an investment of US$3 131 million (2004: US$3 131 million) in BHP Billiton Group Ltd.

(b)	Debtors – amounts due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M

Amounts owed by Group undertakings	416	381
Other debtors	—	1

	416	382

(c)	Creditors – amounts falling due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M

Bank overdraft	10	224
Amounts owed to Group undertakings	865	681
Accruals and deferred income	—	3
Dividends payable	358	234

	1 233	1 142

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was a nominal amount (refer note 7 for fees for the Group as a whole). This has been included within amounts owed to Group undertakings.

(d)	Provisions for liabilities and charges

	BHP Billiton Plc
	2005	2004
	US$M	US$M

Employee entitlements	15	11
Restructuring	1	—
Post-retirement medical benefits	1	1

	17	12

The movement in employee entitlements of US$4 million represents US$5 million charged to the profit and loss account for bonuses and pension costs and US$1 million in payments made during the year.

(e)	Reserves

	BHP Billiton Plc		BHP Billiton Plc
	Share	Profit	Share	Profit
	premium	& loss	Premium	& loss
	account	account	Account	account
	2005	2005	2004	2004
	US$M	US$M	US$M	US$M

At beginning of the financial year	518	608	518	626
Retained profit/(loss) for the financial year	—	351	—	(49)
Employee share awards	—	12	—	31

At end of the financial year	518	971	518	608

(f)	Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc
	2005	2004
	US$M	US$M

Profit for the financial year	1 042	591

Total recognised gains for the financial year	1 042	591
Dividends	(691)	(640)
Accrued employee entitlement to share awards	31	33
Cash settlement of share awards	(3)	–
Purchase of shares by ESOP trust	(16)	(2)

Net movement in shareholders’ funds	363	(18)
Shareholders’ funds at beginning of the financial year	2 360	2 378

Shareholders’ funds at end of the financial year	2 723	2 360

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
33 BHP Billiton Plc (unconsolidated parent company) continued
Parent company guarantees
BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2005 such facilities totalled US$936 million (2004: US$936 million) of which US$741 million (2004: US$741 million) was drawn.
Under the terms of a deed poll guarantee, BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2005, the guaranteed liabilities amounted to US$8 844 million (2004: US$3 405 million).
BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of premium, if any, and interest on the notes, including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2005, the guaranteed liabilities amounted to US$850 million (2004: US$850 million).
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures
The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial information and reconciliations presented in this note sets forth certain financial information that would have been presented if US GAAP had been applied instead of UK GAAP.
Reconciliation to US GAAP
The following is a summary of the estimated adjustments to net income for the years ended 30 June 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of UK GAAP.

			2005	2004	2003
			US$M	US$M	US$M

Reconciliation of net income
Attributable profit as reported under UK GAAP			6 398	3 379	1 901
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	(A	)	(282)	(702)	(181)
Employee compensation costs	(B	)	60	53	31
Write-down of assets	(C	)	–	–	8
Depreciation – write-downs	(C	)	(5)	(6)	(2)
Depreciation – revaluations	(D	)	4	5	5
Depreciation – reserves	(E	)	(9)	(9)	(3)
Fair value accounting for derivatives	(F	)	302	(281)	(23)
Synthetic debt	(G	)	–	(11)	(20)
Fair value adjustment on acquisition of WMC Resources Ltd	(H	)	(20)	–	–
Exploration, evaluation and development expenditure	(I	)	(38)	(64)	9
Start-up costs	(J	)	5	(12)	3
Pension plans	(K	)	(24)	(4)	(24)
Other post-retirement benefits	(L	)	1	(6)	5
Mozal expansion rights	(M	)	–	33	6
Employee Share Plan loans	(N	)	(7)	(3)	(8)
Goodwill	(O	)	(2)	(1)	2
Profit on asset sales	(P	)	2	1	2
BHP Steel demerger	(Q	)	–	–	17
Restructuring and employee provisions	(R	)	–	–	(11)
Taxation effect of above adjustments	(S	)	287	194	118
Other taxation adjustments	(T	)	(284)	150	(254)

Total adjustment			(10)	(663)	(320)

Net income of BHP Billiton Group under US GAAP			6 388	2 716	1 581

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
The following is a summarised income statement prepared in accordance with US GAAP.

	2005	2004	2003
	US$M	US$M	US$M

Consolidated income statement
Sales revenue	29 587	22 887	15 608
deduct
Cost of sales	19 496	16 465	10 925
Depreciation and amortisation	2 082	1 860	1 778
Loss on termination of operations (a)	387	534	—
Goodwill impairment	—	491	—
General and administrative expenses	192	48	125

Operating income	7 430	3 489	2 780
add
Other income	579	385	223
Interest income	107	78	65
deduct
Interest expense	302	274	302
Net foreign exchange loss/(gain)	(126)	538	505

Income before tax, minority interests and equity in net earnings of affiliated companies	7 940	3 140	2 261
deduct
Taxation expense	1 836	505	774
add
Share of profits of affiliated companies	517	178	125
deduct
Minority interests	233	97	36

Net income from Continuing Operations	6 388	2 716	1 576

Discontinued Operations
Net profit/(loss) on disposal of operations	—	—	5

Net income/(loss) from Discontinued Operations	—	—	5

Net income	6 388	2 716	1 581

(a)	Refer note 2. Under UK GAAP, material items that result from events or transactions that fall within ordinary activities and need to be disclosed by virtue of their size or incidence are disclosed as exceptional items. Under US GAAP there is no concept of exceptional items.

	2005	2004	2003
	US$	US$	US$

Earnings per share – US GAAP (a)
Basic – Continuing Operations (b)	1.04	0.44	0.25
Diluted – Continuing Operations (c)	1.04	0.43	0.25
Basic – net income (b)	1.04	0.44	0.25
Diluted – net income (c)	1.04	0.43	0.25

(a)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

(b)	Based on the weighted average number of ordinary shares on issue for the period. Refer note 12.

(c)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares. Refer note 12.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

			2005	2004	2003
			US$M	US$M	US$M

Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP			6 405	3 427	1 968
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation			(10)	(663)	(320)
Net transfer to earnings on maturity of cash flow hedging instruments			—	50	221
Minimum pension liability	(K	)	(80)	81	(195)
Change in fair value of listed investments	(U	)	7	9	1

Comprehensive income under US GAAP			6 322	2 904	1 675

Tax benefit/(expense) of other comprehensive income items for the year:
Movements in exchange fluctuation account			—	—	(2)
Net transfer to earnings on maturity of cash flow hedging instruments			—	(22)	(95)
Minimum pension liability			8	(11)	33

Accumulated other comprehensive income comprises:
Exchange fluctuation account			417	410	362
Qualifying cash flow hedging instruments			—	—	(50)
Minimum pension liability			(194)	(114)	(195)
Other items			22	15	6

Total accumulated other comprehensive income			245	311	123

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

			2005	2004
			US$M	US$M

Reconciliation of shareholders’ equity
Shareholders’ equity under UK GAAP			17 153	14 038
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group Investments	(A	)	923	962
Property, plant and equipment and undeveloped properties	(A	)	2 264	2 505
Long-term contracts	(A	)	35	36
Goodwill	(A	)	2 566	2 633
Long-term debt	(A	)	4	5
Write-down of assets	(C	)	42	47
Property, plant and equipment revaluations	(D	)	(49)	(53)
Reserves	(E	)	(36)	(27)
Fair value accounting for derivatives	(F	)	259	(43)
Synthetic debt	(G	)	—	—
Fair value adjustment on acquisition of WMC Resources Ltd	(H	)	132	—
Exploration, evaluation and development expenditures	(I	)	(219)	(181)
Start-up costs	(J	)	(59)	(64)
Pension plans	(K	)	(385)	(273)
Other post-retirement benefits	(L	)	(15)	(16)
Employee Share Plan loans	(N	)	(60)	(64)
Goodwill	(O	)	(1)	1
Profit on asset sales	(P	)	(15)	(17)
Change in fair value of listed investments	(U	)	27	20
Dividends	(V	)	878	592
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A	)	(952)	(1 319)
Taxation effect of all other above adjustments	(S	)	53	110
Taxation effect of fair value adjustment on acquisition of WMC Resources Ltd	(H	)	(167)	—
Other taxation adjustments	(T	)	(374)	(90)

Total adjustment			4 851	4 764

Shareholders’ equity under US GAAP			22 004	18 802

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
The following are the changes in the balance sheet as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.
The column headed ‘Unadjusted’ represents a US GAAP format presentation of the assets, liabilities and shareholders’ equity which have been measured in accordance with UK GAAP. The column headed ‘Adjustments’ represents the allocation of those measurement differences (presented in the ‘Reconciliation of shareholders’ equity’), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	Unadjusted	Adjustments	US GAAP	Unadjusted	Adjustments	US GAAP
	30 June	30 June	30 June	30 June	30 June	30 June
	2005	2005	2005	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M

Balance sheet
Assets
Current assets
Cash	1 418	—	1 418	1 818	—	1 818
Restricted cash	—	85	85	—	238	238
Receivables	3 450	(2)	3 448	2 748	(1)	2 747
Other financial assets	212	54	266	167	—	167
Inventories	2 465	—	2 465	1 715	—	1 715
Other assets	160	—	160	176	—	176

Total current assets	7 705	137	7 842	6 624	237	6 861

Non-current assets
Receivables	619	(143)	476	748	(300)	448
Investments accounted for using the equity method	1 525	908	2 433	1 369	955	2 324
Other financial assets	97	109	206	123	20	143
Inventories	103	77	180	45	—	45
Property, plant and equipment	30 347	2 084	32 431	20 945	2 352	23 297
Intangible assets	—	49	49	—	54	54
Goodwill	17	2 593	2 610	34	2 614	2 648
Deferred tax assets	1 110	32	1 142	602	11	613
Other assets	424	(146)	278	371	(129)	242

Total non-current assets	34 242	5 563	39 805	24 237	5 577	29 814

Total assets	41 947	5 700	47 647	30 861	5 814	36 675

Liabilities and shareholders’ equity
Current liabilities
Payables	4 051	—	4 051	2 560	77	2 637
Interest bearing liabilities	1 500	—	1 500	1 330	—	1 330
Tax liabilities	842	18	860	297	(12)	285
Other provisions	2 104	2	2 106	1 402	2	1 404

Total current liabilities	8 497	20	8 517	5 589	67	5 656

Non-current liabilities
Payables	162	—	162	177	63	240
Interest bearing liabilities	9 626	(4)	9 622	5 453	(1)	5 452
Tax liabilities	1 192	1 440	2 632	1 218	1 323	2 541
Other provisions	4 981	(617)	4 364	4 044	(413)	3 631

Total non-current liabilities	15 961	819	16 780	10 892	972	11 864

Total liabilities	24 458	839	25 297	16 481	1 039	17 520

Equity minority interests	336	10	346	342	11	353

Shareholders’ equity
Paid in capital	3 363	5 174	8 537	3 603	5 164	8 767
Other equity items	417	(19)	398	410	(1)	409
Retained profits	13 381	(304)	13 077	10 051	(399)	9 652
Interest in shares of BHP Billiton	(8)	—	(8)	(26)	—	(26)

Total shareholders’ equity	17 153	4 851	22 004	14 038	4 764	18 802

Total liabilities and shareholders’ equity	41 947	5 700	47 647	30 861	5 814	36 675

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
The BHP Billiton Group Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS 1 ‘Cash flow statements’, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 ‘Statement of Cash Flows’. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.
The statement below shows the adjustments to be made to reconcile the UK GAAP Consolidated Statement of Cash Flows to a presentation of cash flows under US GAAP for the years ended 30 June 2005, 2004 and 2003. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2005	2004	2003
	US$M	US$M	US$M

Reconciliation of cash flows
Net cash inflow from operating activities in accordance with UK GAAP	10 628	6 566	4 834
Reclassified to financing activities	(22)	(9)	(1)
Dividends received	292	238	212
Returns on investments and servicing of finance	(299)	(292)	(375)
Tax paid	(1 695)	(1 337)	(1 002)
Exploration and other capital expenditure	(859)	(641)	(399)

Net cash provided by operating activities in accordance with US GAAP	8 045	4 525	3 269

Capital expenditures	(3 350)	(2 245)	(2 421)
Acquisitions and disposals	(5 879)	179	405
Net sale of investments	185	54	465

Net cash used in investing activities in accordance with US GAAP	(9 044)	(2 012)	(1 551)

Proceeds from issuance of ordinary shares	19	51	166
Share repurchase scheme	(1 792)	—	(20)
Increase/(decrease) in interest bearing liabilities	4 006	(727)	(946)
Equity dividends paid	(1 642)	(1 576)	(868)
Other	—	—	1

Net cash provided by/(used in) financing activities in accordance with US GAAP	591	(2 252)	(1 667)

Exchange translation effects	8	5	2

Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	(400)	266	53
Cash and cash equivalents at beginning of the financial year	1 818	1 552	1 499

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	916	674	587
Money market deposits(a)	502	1144	965

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

(a) Money market deposits with financial institutions have a maturity up to, but not more than three months.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
Basis of presentation under US GAAP
DLC merger
On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK accounting standard FRS 6 ‘Acquisitions and Mergers’, whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.
Restricted cash
The Group has cash on deposit with financial institutions that is classified as restricted under US GAAP as it is part of arrangements involving loans from those institutions to certain joint ventures within the Group. Under UK GAAP these balances are treated as loans to joint ventures and associates.
Joint ventures and joint arrangements
Under US GAAP, all investments classified as joint ventures, as detailed under the heading ‘Joint ventures’ in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’, are accounted for under the equity method of accounting in accordance with APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’. All joint arrangements, as detailed under the heading ‘Proportionally included joint arrangements’ in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-1 ‘Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures’.
The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.
The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants’ Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners’ Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners’ Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners’ Council having in aggregate, voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners’ Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16 and EITF 00-1, the BHP Billiton Group has proportionally consolidated this investment.
Foreign exchange gains and losses
Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2005, the net exchange loss includes losses of US$60 million (2004: loss of US$85 million; 2003: loss of US$255 million) on tax balances and US$15 million (2004: loss of US$104 million; 2003: loss of US$115 million) on interest bearing liabilities.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
34 US Generally Accepted Accounting Principles disclosures continued
Cash flows
Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short-term investments with original maturities of less than three months.
US GAAP adjustments
(A) Acquisition of BHP Billiton Plc
On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure.
Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to its other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into. Additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment annually at 31 March. The current period adjustment includes the additional book value of assets for US GAAP purposes included in the disposal of Chrome operations. The adjustment for the year ended 30 June 2004 includes goodwill impairments of US$491 million.
The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management’s best estimates of fair value, are summarised in the shareholders’ equity reconciliation.
(B) Employee compensation costs
Under UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, the Group adopts the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123).
Fair value is determined using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Refer to ‘Employee compensation costs’ below for significant assumptions used in applying these fair valuation models to calculate the employee compensation expense under SFAS 123. The variations in deemed vesting periods under UK GAAP and US GAAP have resulted in further differences.
(C) Write-down of assets
Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences result in lower charges to the profit and loss account and higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account under US GAAP.
(D) Depreciation — revaluations
Revaluations of property, plant and equipment and investments under UK GAAP have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect depreciation based on historical cost.
(E) Depreciation — reserves
The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Supplementary Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC’s Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.
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34 US Generally Accepted Accounting Principles disclosures continued
(F) Fair value accounting for derivatives
Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.
When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not the derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a)	included in the measurement of the anticipated transaction when it occurs; or

(b)	included in the profit and loss account where the anticipated transaction is no longer expected to occur.
The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.
For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.
Hedge accounting is not applied for US GAAP purposes. Amounts recorded in other comprehensive income as a result of de-designation in a prior period of existing derivative instruments were transferred to the income statement in 2004.
(G) Synthetic debt
In a prior period an operating subsidiary, whose functional currency is the US dollar, obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African rand and the various foreign currencies. For UK GAAP, the arrangement was treated as a synthetic South African rand debt, which at each period end was retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.
Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts were accounted for separately. Foreign currency loans were initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts were marked to market annually with the resulting gain or loss also taken to the profit and loss account.
During the period ended 30 June 2005, the foreign currencies financing were fully repaid, and UK GAAP synthetic debt accounting has ceased. Accordingly, this will no longer be an US GAAP adjustment.
(H) Fair value on acquisition of WMC Resources Ltd
The differences between UK GAAP and US GAAP fair values attributable to the acquisition of WMC are based on management’s best estimates of fair value and are discussed below:
(i)	Under UK GAAP, acquired inventories are held at cost. Under US GAAP, inventories are adjusted to reflect fair value.

(ii)	Under UK GAAP, deferred tax is not recognised on fair value adjustments where a difference arises between the tax base and the carrying amount. Such differences are treated as permanent items when the asset is depreciated. Under US GAAP, the balance sheet liability method of tax-effect accounting is applied, rather than the income statement liability method. This method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, and accordingly additional deferred tax has been recorded with the corresponding debit to goodwill.

(iii)	Under UK GAAP, the provision for restructuring is accounted for as expense in the period subsequent to acquisition. Under US GAAP, the restructuring provision assumed in a purchase business combination should be included in the allocation of the acquisition cost.
(I) Exploration, evaluation and development expenditure
The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the
BHP Billiton Plc Financial Statements 2005

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34 US Generally Accepted Accounting Principles disclosures continued
expenditure will be recouped by future exploitation or sale and exploration and evaluation activities have identified a mineral resource with sufficient certainty, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory ‘greenfield’ properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.
(J) Start-up costs
Under UK GAAP the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.
(K) Pension plans
Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees’ service lives.
Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used to value employee benefit obligations and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.
Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.
(L) Other post-retirement benefits
Under UK GAAP, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 ‘Accounting for Pension Costs’ (SSAP 24), which are generally consistent with the provisions of US GAAP including Statement of Financial Accounting Standards No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions’ (SFAS 106) except for certain scenarios such as in accounting for plan amendments.
Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.
(M) Mozal expansion rights
In the 2001 year BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. Under UK GAAP, the consideration was recognised as revenue. A portion of the consideration was paid in cash and another portion was delivered to the BHP Billiton Group via a marketing arrangement. Under US GAAP, the consideration paid in cash was recognised as profit from asset sales when received. During the year ended 30 June 2004, the final instalment of the cash consideration was received and accordingly this is no longer an US GAAP adjustment.
(N) Employee Share Plan loans
Under the Employee Share Plan, loans made to employees for the purchase of shares in BHP Billiton Limited have been recorded as receivables. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.
(O) Goodwill
Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing.
The current period adjustment reflects the net goodwill amortisation charge under UK GAAP, which is reversed for US GAAP, and the carrying value of goodwill included in the disposal of Chrome operations.
(P) Profit on asset sales
Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.
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34 US Generally Accepted Accounting Principles disclosures continued
(Q) BHP Steel demerger
Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003: a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).
Under US GAAP, the BHP Steel demerger was classified as a non pro-rata distribution to shareholders and was accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares was based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders.
The remaining 6 per cent was measured at the respective sale price. The shortfall between the implied consideration and the book value of the BHP Steel net assets to be demerged was recognised in the result for the period ended 30 June 2002 for US GAAP. This loss on sale of the 6 per cent holding was included in the year ended 30 June 2003 for UK GAAP.
(R) Restructuring and employee provisions
These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.
(S) Tax effect of adjustments
Adjustments to the UK GAAP net income and shareholders’ equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes. For the year ended 30 June 2004, goodwill impairments of US$491 million have no tax effect. Other significant differences between the UK nominal rate of taxation of 30 per cent, the effective tax rate under UK GAAP of 24 per cent and the effective rate for US GAAP of 23 per cent are described in ‘Other taxation adjustments’ below and in note 10.
The BHP Billiton Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime during the year ended 30 June 2004. The capital gains tax base valuation for the BHP Billiton Plc Australian Consolidated Tax Group was established for the purpose of its first consolidated tax return lodged in February 2005. The determination of the revised tax base has required the reversal, in the current period, of the deferred tax liabilities recorded on the acquisition of BHP Billiton Plc by BHP Billiton Limited (for US GAAP purposes) for assets with no tax depreciable base. The tax benefits related to the change in tax base have been recognised in full, net of a valuation allowance to reduce deferred tax asset to an amount that is more likely than not to be realised.
(T) Other taxation adjustments
For UK GAAP, potential tax expense of US$261 million has not been recognised in the year ended 30 June 2005, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2005 is a credit to tax liabilities of US$516 million (2004: US$255 million).
Under the transitional rules for Australian tax consolidation regime, during the year ended 30 June 2004, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. Under UK GAAP, part of the tax benefit resulting from the reset of the tax cost base is recorded in future years as a permanent difference to taxation expense. Under Statement of Financial Accounting Standard No. 109 (SFAS 109) ‘Accounting for Income Taxes’, the tax benefit resulting from the change in the tax legislation is recognised in full as a change to deferred tax balances and tax expense.
UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using the tax rates based on enacted tax law. The effect of a change in the South African corporate tax rate of US$24 million was recognised in June 2005 for UK GAAP on the basis that the legislation was substantively enacted. The effect of the tax rate change will be recognised for US GAAP purposes in the period that the legislation is enacted.
Under UK GAAP tax payable on the future remittance of past earnings is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists. Under US GAAP, tax arising on repatriation of unremitted earnings that is expected within the foreseeable future has been provided.
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34 US Generally Accepted Accounting Principles disclosures continued
(U) Change in fair value of listed investments
As part of its exploration strategy, the BHP Billiton Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.
(V) Dividends
Under UK GAAP, dividends that are declared after balance date but before the issuance of the financial statements are treated as a post-balance date event requiring adjustment in the financial statements. Under US GAAP, a provision for dividends cannot be recorded until the following year. In the year ended 30 June 2004, the BHP Billiton Group changed its timing on dividend declarations which resulted in a dividend provision being recorded under UK GAAP, which is reversed for US GAAP.
Employee compensation costs
Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2005	2004	2003
	US$	US$	US$

Long Term Incentive Plan Performance Share (BHP Billiton Plc)	5.23
Long Term Incentive Plan Performance Share (BHP Billiton Limited)	5.39
Group Incentive Scheme Option (BHP Billiton Plc)	2.77	2.41	1.61
Group Incentive Scheme Option (BHP Billiton Limited)	2.93	2.53	1.57
Group Incentive Scheme Deferred Share (BHP Billiton Plc)	11.09	10.08	6.44
Group Incentive Scheme Deferred Share (BHP Billiton Limited)	11.71	10.23	6.28
Group Incentive Scheme Performance Share (BHP Billiton Plc)		2.02	2.01
Group Incentive Scheme Performance Share (BHP Billiton Limited)		2.04	1.93
Group Incentive Scheme Transition Performance Share (BHP Billiton Plc)			1.95
Group Incentive Scheme Transition Performance Share (BHP Billiton Limited)			1.91
Employee Share Plan Option			1.22

The fair values of awards granted were estimated using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Significant assumptions used in applying these formulas and techniques used for each scheme were as follows:

	2005	2004	2003

Long Term Incentive Plan Performance Share (BHP Billiton Plc) (a)
Risk-free interest rate	4.87%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Long Term Incentive Plan Performance Share (BHP Billiton Limited) (a)
Risk-free interest rate	5.6%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Group Incentive Scheme Option (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Option (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years
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34 US Generally Accepted Accounting Principles disclosures continued

	2005	2004	2003

Group Incentive Scheme Performance Shares and Group Incentive Scheme Transition Performance Shares (BHP Billiton Plc) (a)
Risk-free interest rate		3.88%	5.33%
Estimated life of awards — Performance Share			7.1 years (d)
Transition Performance Share 2002		7.1 years (d)	6.2 years (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.81%	2.5%

Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)
Risk-free interest rate		4.8%	6.05%
Estimated life of awards — Performance Share			7.1 years (d)
Transition Performance Share 2002		7.1 years (d)	6.2 years (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.5%	2.3%

Employee Share Plan Options (c)
Risk-free interest rate			4.8%
Estimated life of options			5 years (d)
Estimated volatility of share price			20.0%
Dividend yield			2.2%

(a)	Fair Value estimated using Monte Carlo option pricing technique.

(b)	Fair Value estimated by discounting the expected value of the awards to their net present value.

(c)	Fair Value estimated using Black-Scholes option pricing technique.

(d)	Subject to performance conditions.
Goodwill and other intangible assets
In accordance with SFAS 142, the BHP Billiton Group no longer amortises goodwill and instead has adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. Any impairment is determined based on the fair value of the reporting unit by discounting the operations’ expected future cash flows using a risk-adjusted discount rate.
As required by SFAS 142, the balance of goodwill by Customer Sector Group (CSG) is:

	2005	2004
	US$M	US$M

Aluminium	1 254	1 254
Base Metals	547	547
Carbon Steel Materials	285	285
Diamonds and Specialty Products	151	151
Energy Coal	68	68
Stainless Steel Materials (a)	259	343
Unallocated (b)	46	—

	2 610	2 648

(a)	Goodwill of US$84 million is included in the sale of the Chrome operations.

(b)	Goodwill recognised on acquisition of WMC will be allocated to the various CSGs. This allocation will be completed in the next financial year.
The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2005 and 30 June 2004.

	2005	2004
	US$M	US$M

Pension asset	14	18
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	5	4

	49	54

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2005 was US$1 million.

(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.
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34 US Generally Accepted Accounting Principles disclosures continued
Pensions and post-retirement medical benefit plans
The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 (revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (SFAS 132R). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.
The measurement date used to determine pension and medical benefit measurements as at 30 June 2005 for the Group’s pension plans and medical schemes is 30 June 2005 for all plans.

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M

Net periodic cost
Service costs	58	56	43	7	6	6
Interest costs	90	76	64	26	24	21
Expected return on plan assets	(99)	(81)	(71)	—	—	—
Amortisation of prior service cost	—	3	3	1	(1)	—
Amortisation of net transition asset	—	(2)	(3)	—	—	—
Termination benefits and curtailment costs	4	—	12	(27)	—	—
Recognised net actuarial loss	14	20	9	2	3	—

Net periodic cost under US GAAP	67	72	57	9	32	27

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

The major weighted average assumptions (weighted by the net periodic cost) used in computing the above costs were:
Rates of future medical inflation (a)	n/a	n/a	n/a	7.6	7.8	7.9
Rates of future pay increases	4.1	3.8	3.8	n/a	n/a	n/a
Discount rate	5.9	5.3	5.3	8.4	8.1	8.0
Expected long-term rates of return on plan assets (b)	7.3	7.0	7.3	n/a	n/a	n/a

(a)	The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.

(b)	BHP Billiton determines the expected rate of return on assets for each plan in consultation with its actuaries. The overall expected rate of return on assets is the weighted average of the expected rate of return on each asset class and reflects the actual assets held at the reporting date. For quoted corporate or government bonds the expected return reflects the redemption yields available on those investments. For other asset classes, the expected rate of return is based on assumptions about the expected long-term rate of return on that asset class.
BHP Billiton Plc Financial Statements 2005

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	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M

Change in benefit obligation
Benefit obligation at the beginning of the year	1 394	1 191	321	315
Amendments	(4)	16	—	12
Service costs	58	56	7	6
Interest costs	90	76	26	24
Plan participants’ contributions	11	10	—	—
Actuarial (gain)/loss	170	(2)	27	(34)
Benefits paid	(98)	(106)	(19)	(19)
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	74	26	2	(10)
Termination benefits and curtailment costs	(26)	—	(22)	—
Exchange variations	26	62	(7)	27

Benefit obligation at the end of the year	1 707	1 394	335	321

Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	935	750

Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	870	696

Accumulated benefit obligation for all defined benefit pension plans	1 537	1 217

	Pension schemes		Post-retirement medical
			benefits
	2005	2004	2005	2004
	%	%	%	%

The major weighted average assumptions (weighted by the benefit obligation) used in computing the above benefit obligation were:
Rates of future medical inflation	n/a	n/a	7.5	7.6
Rates of future pay increases	3.5	3.7	n/a	n/a

Discount rate	5.4	6.4	6.5	8.1

	Post-retirement medical benefits
	1% decrease	1% increase
	US$M	US$M

The impact of a 1 per cent variation in the rate of future medical inflation on the 2005 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(30)	36

	Pension schemes		Post-retirement medical benefit

	2005	2004	2005	2004
	US$M	US$M	US$M	US$M

Change in plan assets
Fair value of plan assets at the beginning of the year	1 172	912	—	—
Actual return on plan assets	205	146	—	—
Employer contribution	66	75	19	19
Plan participants’ contributions	11	10	—	—
Benefits paid	(98)	(106)	(19)	(19)
Termination benefits and settlement/curtailment costs	(23)	—	—	—
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	72	13	—	—
Exchange variations	19	57	—	—

Fair value of plan assets at the end of the year	1 436	1 172	—	—

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	584	515	—	—

Plan assets for pension schemes consist primarily of bonds and equities. Refer note 27 for further details.
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			Post-retirement medical
	Pension schemes		benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M

Funded status
Funded status	(271)	(222)	(335)	(321)
Unrecognised net actuarial loss	331	282	61	37
Unrecognised prior service cost	30	33	6	1
Unrecognised net transition asset	(3)	(3)	—	—

Net amount recognised	87	90	(268)	(283)

	Pension schemes
	2005	2004
	US$M	US$M

Analysis of net amount recognised
Prepaid benefit obligation	145	130
(Accumulated) benefit obligation	(295)	(193)
Intangible asset	14	18
Accumulated other comprehensive income	223	135

Net amount recognised	87	90

Increase/(decrease) in minimum liability included in other comprehensive income	88	(93)

	Pension schemes
	Weighted average
	target asset
	allocation by asset	Weighted average asset
	category for future	allocation by asset
	periods	category
	2005	2005	2004
	%	%	%

Equities	56	52	51
Bonds	33	31	33
Property	3	3	3
Cash and net current assets	4	3	3
Insured annuities	2	9	10
Other	2	2	—

Total	100	100	100

The BHP Billiton Group expects to contribute US$77 million to its pension plans and US$21 million to its post-retirement medical plans in the year ending 30 June 2006.

		Post-retirement medical
	Pension schemes	benefits
	US$M	US$M

Expected future benefit payments for the year ending:
30 June 2006	89	21
30 June 2007	86	22
30 June 2008	94	23
30 June 2009	97	23
30 June 2010	103	24
Estimated benefit payments for the five year period from 30 June 2010 to 30 June 2015	609	132

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.
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34 US Generally Accepted Accounting Principles disclosures continued
Impact of new accounting standards
In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.
In December 2004, the FASB issued SFAS No. 153 ‘Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of nonmonetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 153 to have a material impact on its financial position or results of operations.
In December 2004, the FASB also issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. The Group is currently assessing the impact of the adoption of this standard on its financial statements.
In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The American Jobs Creation Act of 2004 (the Jobs Creation Act) provides a special one-time provision allowing earnings of certain non-US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2 was effective upon issuance. It permits additional time to reassess current plans regarding the permanent reinvestment of unremitted earnings in certain non-US subsidiaries. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act are estimated to be US$2 million.
In March 2005, the Emerging Issues Task Force of the FASB reached a consensus in Issue No. 04-6 ‘Accounting for Stripping Costs Incurred During Production in the Mining Industry’ (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The Group is currently assessing the impact of adopting EITF 04-6 on its financial statements.
In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The Group is currently assessing the impact of adopting FIN 47 on its financial statements.
In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No. 20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principle. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005.
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards
For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in the UK and the other in Australia. While the UK and Australia are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:
(i)	in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

(ii)	the Australian Accounting Standards Board has approved IFRS-based standards, some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

(iii)	continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.
Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group’s financial statements.
Management of IFRS implementation
The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk and Audit Committee. The implementation and review phases of the project are in progress and include substantial training programmes across the Group’s finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. The project will culminate in the collection of financial information necessary to prepare IFRS-compliant financial statements, embedding of IFRS principles in business processes, elimination of any unnecessary data collection processes and Board approval of the transitional IFRS financial impact. Implementation also involves delivery of further training to staff as revised systems begin to take effect.
Development and interpretation of IFRS
The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the BHP Billiton Group’s financial statements. Significant judgement and interpretation have been required in estimating the IFRS impacts presented below. Two particular matters that may ultimately affect the BHP Billiton Group’s IFRS impacts relate to income tax accounting:
•	The scope of application of income tax accounting required by IAS 12 ‘Income Taxes’ remains unclear. The BHP Billiton Group is subject to a wide variety of government imposed production taxes, royalties and other imposts, in addition to regular income tax on profits. Under UK GAAP, income tax expense and the corresponding income tax assets and liabilities relate only to regular income taxes on profits. All other forms of taxation, such as petroleum resource taxes, production royalties and other secondary taxes are accounted for as operating costs or reductions in revenue as appropriate. The amounts of such taxes are determined using accounting policies appropriate to the nature of each arrangement. The BHP Billiton Group has sought guidance from the International Financial Reporting Interpretations Committee (IFRIC) on this matter, in light of a variety of diverse interpretations applied by other entities. No guidance has been forthcoming at this time. The IFRS impacts presented below do not take account of any changes in the measurement or presentation of such taxes, royalties and similar arrangements that might ultimately be required.

•	IAS 12 requires deferred tax liabilities to be measured based on the difference between the carrying amount of assets and liabilities in the financial statements (their ‘book base’) and their equivalent carrying amounts viewed from a taxation perspective (their ‘tax base’). Different interpretations have been made as to those items eligible for inclusion in the tax base. In particular, there are divergent views as to whether the tax-deductible amount of an asset such as mineral rights, which is only available for capital gains tax purposes, is relevant in measuring the tax base of the asset that is not expected to generate capital gains income. BHP Billiton has excluded such amounts in the calculation of tax base and has consequently recognised deferred tax liabilities for assets that are not depreciable for tax purposes and not expected to generate revenue on their ultimate disposal. This area is one of many under consideration by the International Accounting Standards Board but its resolution remains unclear.
Elections made on implementing IFRS
The rules for first time adoption of IFRS are set out in ‘IFRS 1 First Time Adoption of International Financial Reporting Standards’. That standard in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet as at the BHP Billiton Group’s IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:
•	not restate previous mergers or acquisitions and the accounting thereof;

•	measure property, plant and equipment at deemed cost, being the value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
•	not apply the requirements of IFRS 2 ‘Share-based payment’ to equity instruments granted before 7 November 2002,;

•	recognise the cumulative effect of actuarial gains and losses on employee benefits to retained earnings as at the transition date; and

•	transfer all foreign currency translation differences, currently held in reserves, to retained earnings at the transition date.
In addition, BHP Billiton has applied the exemption available under IFRS 1 whereby IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of IAS 32 and IAS 39 will be recorded against retained profits and reserves, as applicable, at 1 July 2005. The IFRS impacts presented in this note do not include any amounts attributable to IAS 32 and IAS 39.
IAS 32 is not expected to change the classification of financial instruments issued by the BHP Billiton Group. IAS 39 will result in certain financial assets being measured at fair value. Changes in fair value will be recognised through profit and loss or directly in equity depending on their classification. Investments in non-traded securities will be classified as available for sale and changes in fair value recognised directly in equity until the underlying asset is derecognised. Investments in traded securities will be classified as held for trading and changes in fair value recognised in the income statement. Loans, receivables and financial liability measurement and classification will remain substantially unchanged.
Under IAS 39, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Interest rate swaps held for hedging purposes will be accounted for as cash flow or fair value hedges. Cash flow hedging causes the effective portion of hedge gains and losses to be recognised directly in equity until the hedged item occurs, at which time the hedge gain or loss is included in the measurement of the hedged item. Fair value interest rate hedging will result in the recognition on balance sheet of changes in fair value of applicable borrowings and the corresponding hedge. The application of hedge accounting for foreign exchange and interest rate contracts will impact future reported financial performance under IFRS to the extent that ineffectiveness arises, however, the expected extent of ineffectiveness is not significant.
The Group’s commodity based transactions executed through derivative contracts will not qualify for hedge accounting under IAS 39. All such contracts will be measured at fair value and changes in fair value recognised directly in income. Certain other derivative instruments embedded within host contracts will also be measured at fair value with changes in fair value recognised directly in income.
The impact of IAS 32 and IAS 39 on the financial performance and financial position of the BHP Billiton Group in 2006 and subsequent financial years cannot be estimated as it depends on the quantity and type of financial instruments held and future movements in market prices.
BHP Billiton has also elected to adopt early IFRS 6 ‘Exploration For And Evaluation Of Mineral Resources’. This enables existing accounting policies as described in the Accounting Policies section of the financial statements to apply under IFRS and for the provisions of IFRS 6 to be effective from 1 July 2004.
Key differences in accounting policies
These financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). The differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between UK GAAP and IFRS.
This note only provides a summary of key implications of the conversion to IFRS as currently issued, as well as their estimated impact on net equity, profit before tax and income tax expense. The estimated overall effect of IFRS is also presented by way of a consolidated income statement, consolidated balance sheet and consolidated cash flow statement in IFRS format. Further disclosures and explanations will be included in the Group’s IFRS financial reports for the half year ending 31 December 2005 and the year ending 30 June 2006.
Deferred tax (IAS 12 ‘Income Taxes’)
On transition to IFRS the balance sheet liability method of tax-effect accounting is adopted, rather than the income statement liability method applied under UK GAAP. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in the profit and loss account. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. The following temporary differences will not give rise to deferred tax balances:
BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
•	goodwill;

•	differences that exist on the initial recognition of assets and liabilities that are not acquired in a business combination or that affect neither accounting or taxable profit on initial recognition; and

•	differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.
The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.
Equity based compensation (IFRS 2 ‘Share-based Payment’)
The cost of employee compensation provided in the form of equity-based compensation (including             shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under UK GAAP, and accrued over the period of employee service. Under IFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured, taking into account the terms and conditions attached to the options. The amount recognised as an expense in the income statement will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. This changes the total amount of compensation cost and the pattern of cost recognition.
Post-retirement and medical benefits (IAS 19 ‘Employee Benefits’)
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities currently recognised under UK GAAP. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their past service. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted in deriving the net asset or liability. When the employee entitlements under a plan are improved, the proportion of the increased benefit relating to past service is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings and reduce the volatility that would otherwise have been recorded through the income statement. Under IAS 19, the principles under which regular charges are recognised in the income statement for post-retirement and medical plans are substantially different to those of existing UK GAAP, but are similar to the principles of FRS 17.
Joint ventures (IAS 31 ‘Interests in Joint Ventures’)
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity (referred to under IFRS as ‘jointly controlled entities’) are accounted for using the equity method. Under UK GAAP, the BHP Billiton Group’s interests in the Escondida, Mozal and Valesul joint ventures are accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. Other joint ventures accounted for under UK GAAP using the gross equity method of accounting must also be accounted for under IFRS using the single-line equity method of accounting. The change to single-line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the tables below, the amounts of profit before tax and income tax expense are significantly affected. In addition cash flows attributable to joint ventures that were previously proportionally consolidated are no longer included.
Goodwill and business combinations (IFRS 3 ‘Business Combinations’)
Under UK GAAP goodwill existing prior to 1998 has been classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill is reclassified on transition as an asset in the balance sheet. The reclassification of goodwill is required in order to maintain the accounting for past business combinations consistent with the previous basis of accounting applied by the BHP Billiton Group under Australian GAAP. IFRS also prohibits the amortisation of goodwill which is mandated under UK GAAP. In place of amortisation, impairment assessments of goodwill must be performed.
Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities on book base and tax base temporary differences.
Dividend payable (IAS 10 ‘Events after the Balance Sheet Date’)
IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under UK GAAP, dividends payable are recognised as a liability in the balance sheet at balance date, despite the fact they are declared subsequent to balance date.

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
Presentational differences
The transition to IFRS also requires a number of presentational changes and reclassifications in the profit and loss account, balance sheet and cash flow. The major reclassifications are:
•	items on the balance sheet are presented in order of liquidity with items being classified as current or non-current; and

•	cash flows are classified as relating to operating, investing or financing activities.
The presentation style of the primary IFRS financial statements is substantially different to that required under UK GAAP. A consolidated income statement, balance sheet and statement of cash flows prepared under IFRS are included below.
The following table presents a summary of the estimated impact of IFRS on net equity as at 30 June 2005 and 30 June 2004.
Reconciliation of net equity

	As at	As at
	30 June 2005	30 June 2004
	US$M	US$M

Net equity as previously reported under UK GAAP	17 489	14 380
IAS 19 Post-retirement pension obligations – pre-tax	(650)	(526)
IAS 19 Post-retirement pension obligations – deferred tax effect	158	135
IAS 19 Post-retirement medical benefits – pre-tax	(111)	(76)
IAS 19 Post-retirement medical benefits – deferred tax effect	30	21
IAS 12 Deferred income tax accounting	(800)	(752)
IFRS 3 Reinstatement of goodwill	354	388
IAS 10 Reversal of dividend payable	878	592
IFRS 2 Equity based compensation payments to employees – tax effect	16	2
IFRS 3 Business combinations – WMC acquisition	(54)	—

Net equity in accordance with IFRS	17 310	14 164

Overall net decrease in equity under IFRS	(179)	(216)

The following tables present a summary of the estimated impact of IFRS on profit before tax and income tax expense for the year ended 30 June 2005.
Reconciliation of profit before tax

Year ended
30 June 2005
US$M

Net profit before tax as previously reported under UK GAAP	8 741
IAS 19 Post-retirement medical and pension obligations	(8)
IAS 12 Deferred tax effects within jointly controlled entities	(6)
IFRS 3 Reversal of amortisation of goodwill	2
IFRS 2 Equity based compensation payments to employees	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	31
IFRS 3 Business combinations – WMC acquisition	(54)
IAS 31 Reclassification of joint venture tax expense to profit before tax – joint ventures	(197)
IAS 31 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
IAS 12 Deferred tax on the disposed Chrome operations	3
Other adjustments	(1)

Net profit before tax in accordance with IFRS	8 337

Overall net decrease in profit before tax under IFRS	(404)

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
Reconciliation of income tax expense

Year ended
30 June 2005
US$M

Income tax expense previously reported under UK GAAP	2 111
IAS 12 Withholding and repatriation taxes	10
IAS 12 Additional foreign exchange variations	89
IAS 12 Non-tax depreciable items now tax-effected	(56)
IAS 12 Tax base resets under Australian tax consolidations	(17)
IFRS 2 Equity based compensation payments to employees	12
IAS 31 Reclassification of joint venture tax expense to profit before tax – joint ventures	(197)
IAS 31 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
IAS 19 Post-retirement medical and pension benefits — tax impact	(3)
Other	17

Income tax expense in accordance with IFRS	1 736

Overall net decrease in income tax expense under IFRS	(375)

The following tables present the consolidated income statement, consolidated balance sheet and consolidated cash flow statement of the BHP Billiton Group for the year ended 30 June 2005, prepared in accordance with IFRS and applying the estimated UK GAAP to IFRS adjustments.
Consolidated Income Statement

Year ended
30 June 2005
US$M

Revenue (including share of joint ventures)
Group production	24 450
Third party products	6 670

31 120
Less: Share of joint ventures external revenue included above	(4 428)

Group revenue	26 692
Other income	757
Expenses excluding finance costs	(20 568)
Income from jointly controlled entities	1 787

Profit from operations	8 668

Comprising:
Group production	8 554
Third party products	114

8 668
Net finance costs	(331)

Profit before taxation	8 337
Taxation	(1 736)

Profit after taxation	6 601
Profit attributable to minority interests	(232)

Profit attributable to members of BHP Billiton Group	6 369

Earnings per ordinary share (basic) (US cents)	104.0
Earnings per ordinary share (diluted) (US cents)	103.5

Dividend per ordinary share (US cents)	28.0

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
Consolidated Balance Sheet

	As at	As at
	30 June 2005	30 June 2004
	US$M	US$M

Assets
Current assets
Cash	1 222	1 642
Trade and other receivables	3 216	2 585
Other financial assets	45	14
Inventories	2 399	1 590
Other	150	163

Total current assets	7 032	5 994

Non-current assets
Trade and other receivables	849	994
Other financial assets	255	267
Inventories	71	15
Investments in jointly controlled entities	3 264	2 593
Property, plant and equipment	27 444	18 276
Intangible assets	2 015	483
Deferred tax assets	1 906	1 160
Other	96	65

Total non-current assets	35 900	23 853

Total assets	42 932	29 847

Liabilities
Current liabilities
Trade and other payables	3 996	2 481
Interest bearing liabilities	1 298	1 013
Current tax payable	783	230
Provisions	1 088	642
Deferred income	120	156

Total current liabilities	7 285	4 522

Non-current liabilities
Trade and other payables	156	171
Interest bearing liabilities	8 649	4 437
Deferred tax liabilities	4 192	2 456
Provisions	4 978	3 749
Deferred income	362	348

Total non-current liabilities	18 337	11 161

Total liabilities	25 622	15 683

Net assets	17 310	14 164

Equity
Share capital – BHP Billiton Limited	1 611	1 851
Share capital – BHP Billiton Plc	1 234	1 234
Share premium account	518	518
Reserves	154	94
Retained earnings	13 452	10 120

Total equity attributable to members of BHP Billiton Group	16 969	13 817
Minority interests	341	347

Total equity	17 310	14 164

BHP Billiton Plc Financial Statements 2005

Notes to Financial Statements continued
35 Impact of Adopting International Financial Reporting Standards continued
Consolidated Cash Flow Statement

Year ended
30 June 2005
US$M

Operating activities
Receipts from customers	28 425
Payments to suppliers and employees	(19 352)

Cash generated from operations	9 073
Dividends received	1 002
Interest received	90
Interest paid	(315)
Income tax paid	(1 476)

Net operating cash flows	8 374

Investing activities
Purchases of property, plant and equipment	(3 450)
Exploration expenditure (including amounts capitalised)	(531)
Purchases of investments and funding of jointly controlled entities	(42)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	(6 198)

Cash outflows from investing activities	(10 221)
Proceeds from sale of property, plant and equipment	153
Proceeds from sale or redemption of investments	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	675

Net investing cash flows	(9 166)

Financing activities
Proceeds from ordinary share issues	66
Proceeds from interest bearing liabilities	5 668
Repayment of interest bearing liabilities	(1 735)
Purchase of shares by ESOP trusts	(47)
Share repurchase scheme – BHP Billiton Limited	(1 792)
Dividends paid	(1 404)
Dividends paid to minority interests	(238)
Repayment of finance leases	(22)

Net financing cash flows	496

Net increase in cash and cash equivalents	(296)
Cash and cash equivalents at beginning of period	1 509
Effect of foreign currency exchange rate changes on cash and cash equivalents	(6)

Cash and cash equivalents at end of period	1 207

BHP Billiton Plc Financial Statements 2005